   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                          SOS STAFFING SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      UTAH                                         87-0295503
        (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                             1415 SOUTH MAIN STREET
                           SALT LAKE CITY, UTAH 84115
                                 (801) 484-4400
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 GARY B. CROOK
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          SOS STAFFING SERVICES, INC.
                             1415 SOUTH MAIN STREET
                           SALT LAKE CITY, UTAH 84115
                                 (801) 484-4400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

             RICHARD G. BROWN, ESQ.
              BRIAN G. LLOYD, ESQ.                        J. KENNETH MENGES, JR., P.C.
      KIMBALL, PARR, WADDOUPS, BROWN & GEE         AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
       185 SOUTH STATE STREET, SUITE 1300               1700 PACIFIC AVENUE, SUITE 4100
           SALT LAKE CITY, UTAH 84111                       DALLAS, TEXAS 75201-4618
                 (801) 532-7840                                  (214) 969-2800

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend interest reinvestment plans, check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
                                                 PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                            OFFERING PRICE
  SECURITIES                     AMOUNT TO BE           PER        PROPOSED MAXIMUM      AMOUNT OF
  TO BE REGISTERED               REGISTERED(1)       SHARE(2)      OFFERING PRICE(2) REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par
  value.......................     4,600,000          $18.125         $83,375,000         $25,265
======================================================================================================

(1) Includes 600,000 shares which the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457 solely for the purpose of calculating the amount of the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                Subject to Completion, dated September   , 1997

PROSPECTUS

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 4,000,000 shares of Common Stock (the "Common Stock") of SOS Staffing Services, Inc. ("SOS" or the "Company") offered hereby, 3,000,000 shares are being sold by the Company and 1,000,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares of the Common Stock by the Selling Shareholders. See "Use of Proceeds" and "Principal and Selling Shareholders."

     The Common Stock is traded on the Nasdaq National Market under the symbol "SOSS." On September 17, 1997, the last sale price of the Common Stock, as reported by the Nasdaq National Market, was $18.125 per share. See "Price Range of Common Stock."
                            ------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF FACTORS THAT SHOULD
  BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================
                                                   Underwriting                         Proceeds to
                                   Price to        Discount and       Proceeds to         Selling
                                    Public        Commissions(1)      Company(2)       Shareholders
------------------------------------------------------------------------------------------------------
Per Share.....................         $                 $                 $                 $
------------------------------------------------------------------------------------------------------
Total(3)......................         $                 $                 $                 $
======================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated expenses of $500,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered severally by the Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the delivery of certificates for the shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about             , 1997.
                            ------------------------

LEHMAN BROTHERS
            GEORGE K. BAUM & COMPANY
                          PAINEWEBBER INCORPORATED
                                  PRUDENTIAL SECURITIES INCORPORATED
                                                                UNTERBERG HARRIS

September   , 1997

                                     [MAP]

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THIS OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THIS OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes included elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     SOS Staffing Services, Inc. ("SOS" or the "Company") is a leading provider of staffing services in the western United States. SOS currently operates a network of 113 offices in 16 states. The Company provides a broad range of commercial staffing and information technology ("IT") services. Commercial staffing services include light industrial, clerical, industrial, technical and other professional services. IT services consist of staffing, consulting and outsourcing services such as systems design, programming, network and systems management and business consulting. During the 26 weeks ended June 29, 1997, the Company provided approximately 41,000 staffing employees to more than 6,400 businesses, professional and service organizations and government agencies.

     The staffing industry, which, according to the National Association of Temporary and Staffing Services ("NATSS"), reported a compound annual payroll growth rate of approximately 15% between 1991 and 1996, continues to benefit from increased competitive pressures on businesses to reduce costs. In recent years, businesses have increasingly used staffing service personnel as a strategy for converting fixed labor costs to flexible, manageable costs and for meeting specialized or fluctuating employment requirements. According to NATSS, in 1996, the average number of daily staffing employees as a percentage of total U.S. employment reached approximately 1.9%, up from 0.9% in 1989.

     The Company has benefitted significantly from strong economic and population growth in the Mountain States (Utah, Colorado, Idaho, Wyoming, Arizona, Nevada, New Mexico and Montana) and improving economic conditions in certain other western states. The Regional Financial Review projects that, in 1998, non-farm employment in the Mountain States will increase by 3.0%, compared to a national average of 1.2%. Management believes the attraction of the Mountain States results from the region's economic growth, diverse economic base, productive work force and high quality of life. Management believes the economic strength and projected job growth in the western states will support the Company's anticipated growth and enable the Company to pursue additional growth opportunities.

     The Company's growth strategy for commercial staffing services is to further penetrate existing markets and expand into new markets in the western states by opening new offices and expanding the range of staffing services offered to its customers. A key element of this strategy is the establishment of hub offices in key population areas followed by the clustering of additional offices in existing and surrounding markets. During the last five years, the Company has maintained an average annual internal revenue growth rate in excess of 20%.

     The Company's growth strategy also includes continued acquisition of commercial staffing and IT staffing and consulting offices in the western states. Since completing its initial public offering ("IPO") in July 1995, the Company has acquired 28 staffing companies with 39 offices, consisting of 27 commercial staffing offices and 12 IT staffing and consulting offices. Eight of the acquisitions completed since July 1996 were of IT staffing and consulting companies, which have allowed the Company to diversify the mix of staffing services provided to include higher margin services. On a pro forma basis, revenues from IT staffing services represented 25% of total revenues for the 26 weeks ended June 29, 1997. Additional acquisitions have added other specialty services, including medical administrative support, professional mining, geology, hydrology and environmental services. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Business -- Recent and Pending Acquisitions."

     The Company's business strategy is designed to enhance its overall profitability. The Company targets small to medium-sized customers in order to reduce its exposure to margin pressure often associated with large national accounts. The Company also focuses on delivering higher margin services, such as IT staffing and consulting and other specialty staffing services. The Company currently offers a broad range of staffing and consulting services and continually looks for opportunities to enhance its service offerings. The Company also encourages entrepreneurial spirit and customer service orientation in its field management, largely through operating flexibility coupled with performance incentives. Furthermore, the Company emphasizes service and value in order to establish and maintain long-term relationships with its clients.

                                  THE OFFERING

Common Stock offered
  By the Company......................................  3,000,000 shares
  By the Selling Shareholders.........................  1,000,000 shares
                                                        -----------
     Total Common Stock offered.......................  4,000,000 shares
Common Stock to be outstanding after this offering....  12,048,252 shares(1)
Use of proceeds.......................................  To repay debt, to pay earnout obligations associated with prior
                                                        acquisitions, to finance additional
                                                        acquisitions, to support continued
                                                        growth of operations, including
                                                        opening additional offices, and for
                                                        working capital and general corporate
                                                        purposes. See "Use of Proceeds."
Nasdaq National Market symbol.........................  SOSS

               CONSOLIDATED SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                    26 WEEKS ENDED
                                    FISCAL YEAR (52/53 WEEKS) ENDED        ---------------------------------
                               -----------------------------------------   JUNE 30,
                               1994(2)   1995(2)            1996             1996         JUNE 29, 1997
                               -------   -------     -------------------   --------   ----------------------
                                                                  PRO                                PRO
                                                      ACTUAL    FORMA(3)    ACTUAL     ACTUAL     FORMA(3)
                                                     --------   --------   --------   --------   -----------
STATEMENT OF INCOME DATA:
  Service revenues...........  $63,740   $87,533     $136,164   $170,561   $ 54,988   $87,364     $ 102,191
  Gross profit...............   12,418    18,180       27,575     37,432     11,345    18,917        23,324
  Operating income...........    2,372     4,321        6,707      7,946      2,632     4,765         6,142
  Net income.................  $ 2,427   $ 2,677     $  4,029   $  4,106   $  1,620   $ 2,957     $   3,383
  Net income per common
    share....................            $  0.43     $   0.59   $   0.45   $   0.24   $  0.33     $    0.37
  Weighted average common
    shares outstanding.......              6,229(4)     6,838      9,092      6,769     9,096         9,096

OPERATING DATA:
  Staffing offices at period
    end......................       34        48           87                    61       103
  Staffing personnel
    utilized.................   32,479    41,854       56,620                28,155    40,941
  Staffing hours billed (in
    thousands)...............    6,326     7,828       11,317                 4,674     6,612

                                                                                     JUNE 29, 1997
                                                                           ---------------------------------
                                                                                                  PRO FORMA
                                                                                        PRO          AS
                                                                            ACTUAL    FORMA(5)   ADJUSTED(6)
                                                                           --------   --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................   $  5,042   $ 1,445     $  40,054
  Working capital.......................................................     18,889    15,622        54,778
  Total assets..........................................................     53,590    66,238       104,847
  Total debt (includes current portion).................................        507    12,547            --
  Shareholders' equity..................................................     42,825    42,825        93,981

---------------

(1) Does not include 461,908 shares of Common Stock reserved for issuance upon the exercise of options outstanding at September 16, 1997 at an average exercise price of $11.70 and 319,840 shares of Common Stock reserved for the future grant of options under the Company's 1995 Stock Incentive Plan.

(2) The Company completed its IPO in July 1995 and in connection therewith terminated its S corporation election. Data for fiscal 1995 has been adjusted to reflect a pro forma provision for income taxes. In addition, prior to the IPO, the Company compensated Richard D. Reinhold, its former CEO, at levels sufficient to pay income taxes associated with its S corporation status. For fiscal 1995, the Company entered into an employment contract with Mr. Reinhold which provided for compensation of $195,000. Total compensation for Mr. Reinhold in fiscal 1994 was $982,000.

(3) Gives effect to the Company's acquisition of certain staffing and consulting businesses identified in the Unaudited Pro Forma Condensed Consolidated Financial Data included elsewhere in this Prospectus, as if such acquisitions were consummated as of the beginning of fiscal 1996. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Business."

(4) Prior to the completion of its IPO, the Company distributed approximately $8.0 million of its accounts receivable to its S corporation shareholders. The weighted average common shares outstanding reflects the issuance of 1,230,769 shares at the IPO price of $6.50 per share, as if the distribution had occurred at the beginning of fiscal 1995.

(5) Adjusted to give effect to the Company's acquisition of certain staffing and consulting businesses identified in Unaudited Pro Forma Condensed Consolidated Financial Data included elsewhere in this Prospectus, as if such acquisitions were consummated as of June 29, 1997. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Business."

(6) Adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an offering price of $18.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     The Common Stock being offered hereby involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, as well as the other information contained in this Prospectus or incorporated by reference herein.

RISKS OF GROWTH STRATEGY

     The Company has experienced significant growth in the past, primarily through acquisitions, growth of existing offices and the opening of new offices. The Company's continued growth is dependent upon a number of factors, including the availability of working capital to support such growth; the Company's response to existing and emerging competition; the Company's ability to maintain sufficient profit margins in the face of pricing pressures; the Company's efforts to successfully develop and maintain customer and employee relationships; and the successful hiring, training and retention of qualified field management. Expansion beyond the geographic areas where offices are presently located will increase demands on the Company's management. As the Company continues to grow, there is no assurance that historical rates of internal growth can be sustained. The Company could also experience unexpected delays or other problems with respect to the opening of new offices. Any significant delay in the opening of new offices or the failure of new offices to achieve anticipated performance levels could adversely impact the Company's operations and expansion plans. See "Business -- Growth Strategy."

ACQUISITION RISKS

     The Company's growth strategy includes expansion through the acquisition of staffing service companies. The Company must, however, compete for acquisitions with numerous other staffing companies that have significantly greater financial resources than the Company. Competition for acquisitions has become increasingly intense since other staffing companies have begun seeking to increase their market share. As the Company attempts to expand into new geographic areas and targets acquisitions of larger companies offering higher margin specialized services, the Company will likely encounter increased competition for acquisition opportunities. If the Company is successful in locating and acquiring businesses in larger metropolitan areas, of which there can be no assurance, the Company may be required to pay higher purchase prices. Accordingly, there can be no assurance that the Company will be able to acquire targeted businesses on terms favorable to the Company, or at all. The acquisition of additional business operations and the subsequent integration of such acquisitions could result in significant costs and expenses to the Company, interrupt the Company's operations, place additional burdens on the Company's management, systems and controls and divert the attention of management from the ongoing operations of the Company, particularly in the fiscal quarters immediately following the consummation of such transactions. Further, there can be no assurance that any particular acquisition will be successfully integrated into the Company's operations or will maintain profitability. In addition, acquisitions by the Company could involve the incurrence of additional debt, future amortization or impairment of goodwill and other intangible assets or the issuance of equity securities having a dilutive effect, all of which could adversely affect the Company's operating or financial results. See
"Business -- Growth Strategy."

DEPENDENCE ON KEY MANAGEMENT

     The Company recently announced changes in its senior management, including the appointment of Howard W. Scott as Chief Executive Officer, Peter R. Sollenne as President and Chief Operating Officer and JoAnn W. Wagner as Vice Chairman of the Board and Executive Vice President of Corporate Development. The changes reflect the decision of Richard D. Reinhold, founder, Chairman of the Board and former Chief Executive Officer of the Company, to substantially decrease his day-to-day involvement in the Company's operations, which may have an adverse effect on the Company's operations. The Company has been and continues to be highly dependent on its senior managers and on its ability to hire, develop and retain qualified field managers, as well as on the productivity of its managers. The Company has entered into confidentiality and limited non-solicitation agreements with its managers; however, there can be no assurance that such agreements will be enforceable in all jurisdictions or for the periods set forth therein, or that the Company would not incur significant expense attempting to enforce such agreements. The loss of senior management or other key employees or the inability of the Company to attract and retain qualified field management could have a material adverse effect on the Company's operations. See "Management."

IT BUSINESS RISKS

     Businesses have increasingly utilized IT services to support their IT operations in order to keep pace with the rapid technological advances in business information systems. The Company's efforts to expand its staffing services to include IT staffing and consulting may be adversely affected by the Company's limited prior experience in providing such services and is dependent on its ability to effectively identify, acquire and integrate IT staffing and consulting operations, to recruit and retain qualified IT personnel and to successfully market IT staffing and consulting services. The Company's lack of prior IT experience or failure to operate its IT business profitably could have a material adverse effect on the Company's business, financial condition or results of operations.

COMPETITION

     The staffing industry is highly competitive and fragmented, and there are limited barriers to entry. The Company competes with national, regional and local full-service and specialized staffing services companies, some of which have significantly greater marketing and financial resources than the Company. The Company competes with these staffing companies in its efforts to recruit and develop a base of qualified personnel within a geographic market. As the Company pursues its growth strategy of internal growth and growth through acquisitions, its success will depend in part on its ability to gain market share from competitors and to develop new markets for its services. The Company expects that the level of competition will remain high, and there can be no assurance that the Company will not encounter increased competition in the future. In particular, the Company believes the developing practice of large national and regional companies to make centralized purchasing decisions for staffing services on a national or regional basis will increase competition in certain market segments. Continued or increased competition could limit the Company's ability to maintain or increase its market share and maintain its existing margins and could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Competition."

RISK OF ECONOMIC FLUCTUATIONS

     The staffing services industry is affected, to a large extent, by trends in national, regional or local economic conditions. During periods of slowing economic activity or high unemployment, many companies reduce their usage of staffing employees before laying off regular employees. In addition, the Company may face increased pricing pressure during economic downturns. A substantial majority of the Company's revenues are presently derived from its operations in the Mountain States. A deterioration in economic conditions in the markets where the Company operates could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that future economic downturns will not have a material adverse effect on the Company's performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

EMPLOYEE-RELATED COSTS

     The Company is responsible for employee-related expenses for its staff employees, including workers' compensation and unemployment insurance. The Company maintains workers' compensation insurance for all claims in excess of a loss cap of $200,000 per incident, except with respect to certain divisions which are covered by state insurance funds in states where private insurance is not permitted. The Company maintains a reserve for the estimated costs of workers' compensation claims based on the Company's prior experience and information provided by the Company's insurer. Management believes that the established reserve for workers' compensation obligations is adequate, but there can be no assurance that the actual cost of such workers' compensation obligations will not exceed the established reserve. In addition, the Company may incur higher workers' compensation costs in the future due to higher than anticipated losses from known claims, an increase in the number and severity of new claims, an increase in the cost of workers' compensation insurance or changes in workers' compensation laws. Unemployment insurance premiums are set by the states in which the Company's staff employees render their services, and may be increased by such states at any time. A significant increase in employee-related costs could have a material adverse effect on the Company's operating results. See "Business -- Operations -- Risk Management Program."

AVAILABILITY OF QUALIFIED STAFFING PERSONNEL

     The Company competes with other staffing companies, as well as Company customers and other employers, for qualified personnel. In addition, a substantial number of the Company's staffing employees during any given year will terminate employment with the Company to accept employment with Company customers. The Company may in the future encounter difficulty in recruiting sufficient staffing employees of the caliber the Company is committed to provide to its customers. In particular, the Company may have difficulty recruiting and retaining qualified personnel in the specialized staffing and consulting areas, such as the IT sector. In addition, during periods of higher employment, the Company may incur increased expenses associated with recruiting qualified staffing employees. The Company believes there is a shortage of, and significant competition for, IT professionals who possess the technical skills and expertise necessary to deliver the Company's IT services and that such IT professionals are likely to remain a limited resource for the foreseeable future. An inability to attract and retain a sufficient number of additional qualified staffing employees to support the Company's planned growth, or the loss of a significant number of qualified staffing employees, could adversely affect the Company's operating results and business strategy. See "Business --
Operations -- Recruiting."

STAFFING EMPLOYMENT RISKS

     The Company's staffing employees are typically employed in the workplace of the Company's customers. Accordingly, the Company is exposed to potential liability in respect to any claims arising out of the services performed by the Company's staffing employees, such as misuse of client information or theft of client property. In addition, the Company has exposure to potential claims by its staffing employees of discrimination and harassment in the customer's workplace and other similar claims. As an employer, the Company is also exposed to claims resulting from the violation of other employment-related laws and regulations, as well as violations of immigration laws. Because the Company estimates that it will employ more than 70,000 staffing employees during 1997, as well as more than 600 staff employees, the Company's exposure to employment-related claims may be significantly greater than comparably-sized employers in other industries or claims arising under employment-related laws or regulations the failure of Company employees to follow Company policies and guidelines or may result in negative publicity, injunctive relief or the payment by the Company of monetary damages or fines, which could have a material adverse effect on the Company's operating results and financial condition.

QUARTERLY VARIATIONS IN RESULTS

     The Company believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance trends. The Company's business follows the seasonal trends of its customers' businesses which are, in turn, affected by, among other things, the climates in the states in which the customers operate. Historically, the Company has experienced higher revenues in the third quarter and lower revenues in the first quarter due to unfavorable weather conditions and lower overall economic activity. The timing of acquisitions may also result in variations in quarterly results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations" and
"-- Seasonality."

CONCENTRATION OF OWNERSHIP

     Following this offering, Richard D. Reinhold, the Company's Chairman of the Board, and Sandra E. Reinhold, his wife, will control the vote of approximately 23.5% of the outstanding shares of the Common Stock. As a result, they will have the ability to influence the election of all the Company's directors and the outcome of issues submitted to the Company's shareholders. Future sales by Mr. and Mrs. Reinhold of substantial amounts of Common Stock, or the potential for such sales, could adversely affect the prevailing market price for the Common Stock. See "Principal and Selling Shareholders."

LEGAL PROCEEDINGS

     The Company is always subject to the risk that it may be a party to legal proceedings. The staffing industry is subject in particular to potential liability to customers arising in connection with the services performed by the Company's staffing employees, and claims of staffing employees relating to the customers' workplaces. The defense of litigation could result in substantial expense for the Company and divert the attention of management from the operations of the Company, which could have an adverse effect on the Company's business, financial condition and results of operations. Moreover, there can be no assurance that the Company will prevail in such litigation. See "-- Staffing Employment Risks" and "Business -- Legal and Administrative Proceedings."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of shares in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 12,048,252 shares of Common Stock outstanding. Of these shares, 9,212,752 shares, including the 4,000,000 shares sold in this offering, will generally be freely tradable without restriction. In addition, 2,835,500 shares of Common Stock are tradeable pursuant to provisions of Rule 144 under the Securities Act. Under lock-up agreements with the Underwriters, certain shareholders, owning 2,835,500 shares in the aggregate after the offering, have agreed that they will not, without the prior written consent of Lehman Brothers Inc., offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the effective date of the Registration Statement of which this Prospectus forms a part. See "Underwriting."

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock has been quoted on the Nasdaq National Market since June 1995 and its trading price has fluctuated over a broad range. Prior to that time, there was no public market for the Common Stock. The trading price of the Common Stock could continue to fluctuate widely in response to variations in quarterly operating and financial results, announcements by the Company or its competitors, industry trends, legislative or regulatory changes, general economic conditions or other events or factors. See "Price Range of Common Stock."

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and the Utah Revised Business Corporation Act contain certain provisions that may have the effect of deterring a non-negotiated merger or other business combination. The Board of Directors of the Company will have the authority, without further action by the Company's shareholders, to fix the rights and preferences, and issue shares, of the Company's Preferred Stock. These provisions, and other provisions of the Company's Amended and Restated Articles of Incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over the then-current market prices. These provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. In addition, the ownership of 23.5% of the Common Stock by the Company's Chairman of the Board and his wife could prevent or delay changes in control or management of the Company. See "-- Concentration of Ownership."

FORWARD-LOOKING INFORMATION

     This Prospectus contains various forward-looking statements and information that are based on management's belief, as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, demand for the Company's services, and the Company's ability to integrate the operations of acquired businesses, to recruit and place staffing employees, to expand into new markets, and to maintain profit margins in the face of pricing pressures.

                                  THE COMPANY

     SOS was organized in Utah in 1973, initially doing business as SOS Employment Services and subsequently as SOS Temporary Services. The Company's corporate name was changed in fiscal 1995 to SOS Staffing Services, Inc., reflecting the diversity of staffing services the Company offers.

     The Company is a leading provider of staffing services in the western states. SOS currently operates a network of 113 offices located in 16 states. The Company provides a broad range of commercial staffing and IT services. Commercial staffing services include light industrial, clerical, industrial, technical and other professional services. IT services consist of staffing, consulting and outsourcing services, such as systems design, programming, network and systems management and business consulting.

     The Company offers commercial and specialty staffing services primarily through the Company's SOS Staffing Services offices. The Company also offers commercial and specialty staffing services under service-specific names in various markets where market size permits diversification, including Skill Staff (construction and manufacturing services), Industrial Specialists (trucking, labor and warehousing services), AccountStaff (accounting and financial services), SOS Technical Services (engineering, programming, design and other technical services), ServCom Management Services (professional employer services), PAMS (medical administrative support services) and CGS Personnel, Inc. (mining, mineral exploration and environmental professional services). The Company offers IT staffing, consulting and outsourcing services under the names Wolfe & Associates, Inc., The Performance Group, Impact Staffing, Computer Group, Inc., The Solution Team, Inc., Telecom Project Assistance, Inc., Bedford Consultants, Inc. and Execusoft, Inc.; however, as the Company integrates acquired IT companies into its consolidated IT operation, the Company plans to adopt common business names for use throughout the Company's IT network.

     Since completing its IPO in July 1995, the Company has acquired 28 staffing companies, 20 of which were commercial and specialty staffing businesses and eight of which were IT staffing and consulting businesses. These acquisitions have enabled the Company to expand its geographic base, as well as the breadth of services it offers to its customers. The Company has also announced execution of agreements to acquire two additional staffing companies. See
"Business -- General," "-- Recent and Pending Acquisitions" and "-- Growth Strategy."

     Unless the context otherwise indicates, all references to SOS or the Company in this Prospectus include the offices or businesses operating under the names set forth above. The Company's principal executive offices are located at 1415 South Main Street, Salt Lake City, Utah 84115 and its telephone number is
(801) 484-4400.

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby are estimated to be $51.2 million, net of estimated commissions and expenses. If the Underwriters' over-allotment option is exercised in full, the proceeds to the Company from the sale of 3,600,000 shares, net of underwriting discounts, commissions and estimated expenses, are estimated to be $61.5 million. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     Approximately $17.0 million of the net proceeds will be used to repay long-term debt estimated to be outstanding upon the completion of this offering, which was incurred by the Company primarily to finance its growth strategy. The Company's long-term debt bears interest at a rate equal to LIBOR plus 1.75% (currently approximately 7.5%). Approximately $1.0 million of the net proceeds will be used to repay borrowings expected to be outstanding on the Company's line of credit on the closing date of this offering. The line of credit bears interest at the lender's prime rate (currently 8.5% per annum) and has been used to fund the Company's working capital needs and a portion of the cost of the Company's recent acquisitions. In addition, the net proceeds will be used to pay earnouts associated with the Company's recent acquisitions, which are estimated to be approximately $5.0 million over the next twelve months.

     The Company intends to use a substantial portion of the balance of the net proceeds for the acquisition of staffing and consulting businesses, principally in the western states. The Company continually reviews and evaluates acquisition candidates to complement and expand its existing business, and is at various stages of evaluation and discussion with a number of such candidates. To the extent the proceeds of this offering are not utilized for acquisitions, they will be added to working capital and used to support growth in the Company's operations, including establishing additional offices.

     Pending use of the net proceeds of this offering for the above purposes, the Company intends to invest such funds in investment grade, short-term, interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "SOSS." Public trading of the Common Stock commenced on June 28, 1995. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock, as reported on the Nasdaq National Market.

                                                                  HIGH       LOW
                                                                 -------   -------
            FISCAL 1995:
              Quarter ended July 2, 1995 (beginning June 28,
                 1995).........................................  $ 7.125   $ 6.500
              Quarter ended October 1, 1995....................    8.500     6.625
              Quarter ended December 31, 1995..................    9.750     7.625
            FISCAL 1996:
              Quarter ended March 30, 1996.....................   13.125     8.375
              Quarter ended June 30, 1996......................   15.000    10.875
              Quarter ended September 29, 1996.................   12.875     8.750
              Quarter ended December 29, 1996..................   12.875     9.250
            FISCAL 1997:
              Quarter ended March 30, 1997.....................   13.375    10.000
              Quarter ended June 29, 1997......................   15.750    10.875
              Quarter ending September 28, 1997 (through
                 September 17, 1997)...........................   19.500    14.625

     The last sale price of the Common Stock, as reported on the Nasdaq National Market, on September 17, 1997 was $18.125 per share. As of September 17, 1997, the number of shares of Common Stock outstanding was 9,048,252 shares, held by approximately 65 stockholders of record, which does not include shares held in securities position listings.

                                DIVIDEND POLICY

     Other than a distribution of accounts receivable to its S corporation shareholders prior to the Company's termination of its S corporation election effective June 26, 1995, the Company has never declared or paid any dividends or distributions on its capital stock and does not anticipate paying any such dividends in the foreseeable future. In addition, the Company's current line of credit prohibits the payment of dividends without the prior approval of the lender. The Company currently intends to retain any future earnings to provide funds for the further development and growth of its business, including potential acquisitions of staffing businesses. The ability of the Company to pay dividends in the future will be dependent upon earnings levels, liquidity, capital needs, applicable covenants in the Company's loan agreements, general business conditions and other factors considered relevant by the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 29, 1997, pro forma to give effect to the acquisition of certain staffing and consulting businesses as if they were consummated on June 29, 1997, and as adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table should be read in conjunction with the historical financial statements of the Company and the notes thereto, and the other financial information appearing elsewhere in this Prospectus or incorporated by reference herein. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

                                                                           JUNE 29, 1997
                                                               --------------------------------------
                                                                                           PRO FORMA
                                                               ACTUAL      PRO FORMA      AS ADJUSTED
                                                               -------   --------------   -----------
                                                                           (IN THOUSANDS)
Cash and cash equivalents....................................  $ 5,042      $  1,445        $40,054
                                                               =======       =======        =======

Short-term debt (including current portion of long-term
  debt)......................................................  $   507      $    547        $    --
                                                               -------       -------        -------
Long-term debt...............................................       --        12,000             --
                                                               -------       -------        -------
Shareholders' equity:
  Common stock, par value $.01 per share, 20,000,000 shares
     authorized; 9,040,280 shares issued and outstanding
     (Actual and Pro Forma); 12,040,280 shares issued and
     outstanding (Pro Forma As Adjusted).....................       90            90            120
  Additional paid-in capital.................................   34,248        34,248         85,374
Retained earnings............................................    8,487         8,487          8,487
                                                               -------       -------        -------
     Total shareholders' equity..............................   42,825        42,825         93,981
                                                               -------       -------        -------
       Total capitalization..................................  $43,332      $ 55,372        $93,981
                                                               =======       =======        =======

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated financial data is based upon the historical financial statements of the Company included elsewhere in this Prospectus or incorporated by reference herein, adjusted to give effect to certain material acquisitions that were completed by the Company in 1996 and 1997 or are currently pending.

     The unaudited pro forma condensed consolidated balance sheet data as of June 29, 1997 reflects the effect of the Company's acquisition of certain staffing and consulting businesses which occurred subsequent to June 29, 1997 as if they had occurred on such date.

     The unaudited pro forma condensed consolidated income statements for the fiscal year ended December 29, 1996 and for the 26 weeks ended June 29, 1997 reflect the effect of certain acquisitions as if they had occurred at the beginning of fiscal year 1996.

     The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The unaudited pro forma condensed consolidated statements of income are not necessarily indicative of the future results of operations of the Company, its financial position or the results of operations which may have occurred had these transactions occurred at the beginning of fiscal year 1996.

     The unaudited pro forma condensed consolidated statements of income should be read in conjunction with the consolidated financial statements of the Company and related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Prospectus or incorporated by reference herein.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 29, 1997
                                 (IN THOUSANDS)

                                                  HISTORICAL
                                 ---------------------------------------------    PRO FORMA
                                   SOS     BEDFORD   TPA    EXECUSOFT   JESCO    ADJUSTMENTS     PRO FORMA
                                 -------   -------   ----   ---------   ------   -----------     ---------
Current assets:
  Cash and cash equivalents....  $ 5,042   $   225   $  8    $   117    $  923     $(3,822)(a)    $ 1,445
                                                                                    (1,048)(b)
  Accounts receivable, net.....   21,840       890    512      1,282     1,785      (3,579)(b)     22,730
  Current portion of workers'
     compensation deposit......      710        --     --         --        --                        710
  Prepaid expenses and other...      319        31     --          3        53         (11)(b)        395
  Deferred tax asset...........      809        --     --         --        --                        809
  Amounts due from related
     parties...................      392        --     --         --        --                        392
                                 -------    ------   ----     ------    ------     -------        -------
     Total current assets......   29,112     1,146    520      1,402     2,761      (8,460)        26,481
                                 -------    ------   ----     ------    ------     -------        -------
Property and equipment, net....    2,615       111     89         58       159                      3,032
                                 -------    ------   ----     ------    ------                    -------
Other assets, net..............   21,863        10      4          9        54      14,852(a)      36,725
                                 -------    ------   ----     ------    ------                    -------
                                                                                       (67)(b)
     Total assets..............  $53,590   $ 1,267   $613    $ 1,469    $2,974     $ 6,325        $66,238
                                 =======    ======   ====     ======    ======     =======        =======
Current liabilities:
  Line of credit...............  $   507   $    --   $ --    $   369    $   --     $  (369)(b)    $   507
  Current portion of long-term
     debt......................       --        40     --         38        --         (38)(b)         40
  Accrued acquisition
     earnouts..................    4,460        --     --         --        --                      4,460
  Accounts payable.............      401       252      9        206       150        (365)(b)        653
  Accrued payroll costs........    2,367       178     13        260       581        (854)(b)      2,545
  Current portion of workers'
     compensation reserve......    1,789        --     --         --        --                      1,789
  Accrued liabilities..........      501       166     --         71       341        (412)(b)        667
  Income taxes payable.........      198        --     --         --        --                        198
                                 -------    ------   ----     ------    ------     -------        -------
     Total current
       liabilities.............   10,223       636     22        944     1,072      (2,038)        10,859
                                 -------    ------   ----     ------    ------     -------        -------
Long-term liabilities..........      542        12     --         --        --      12,000(a)      12,554
                                 -------    ------   ----     ------    ------     -------        -------
Shareholders' equity...........   42,825       619    591        525     1,902      (3,637)(b)     42,825
                                 -------    ------   ----     ------    ------     -------        -------
     Total liabilities and
       equity..................  $53,590   $ 1,267   $613    $ 1,469    $2,974     $ 6,325        $66,238
                                 =======    ======   ====     ======    ======     =======        =======

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      FOR THE YEAR ENDED DECEMBER 29, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       HISTORICAL
                   ----------------------------------------------------------------------------------
                              PERFORMANCE            COMPUTER                                            PRO FORMA
                     SOS         GROUP      WOLFE     GROUP     BEDFORD    TPA     EXECUSOFT   JESCO    ADJUSTMENTS     PRO FORMA
                   --------   -----------   ------   --------   -------   ------   ---------   ------   -----------     ---------
Service
  revenues.......  $136,164     $ 1,425     $3,093    $3,841    $8,810    $2,417    $ 9,663    $5,148                   $170,561
Direct costs of
  services.......   108,589         899      1,732     1,999     6,730     1,578      7,637     3,965                    133,129
                    -------     -------     -------  -------    -------   -------   -------    -------                   -------
Gross profit.....    27,575         526      1,361     1,842     2,080       839      2,026     1,183                     37,432
Operating
  expenses.......    20,868         321      1,151     2,027     2,007       639      1,517       632     $  (914)(c)     29,486
                    -------     -------     -------  -------    -------   -------   -------    -------                   -------
                                                                                                              827(d)
                                                                                                              411(e)
Operating
  income.........     6,707         205        210      (185)       73       200        509       551        (324)         7,946
Other income
  (expense),
  net............      (196)         12        (12)       --        (1)        2        (21)      (16)       (761)(f)       (993)
                    -------     -------     -------  -------    -------   -------   -------    -------    -------        -------
Income before
  provision for
  income taxes...     6,511         217        198      (185)       72       202        488       535      (1,085)         6,953
Provision for
  income taxes...     2,482          29         81       (11)       29         3          5        --         229(g)       2,847
                    -------     -------     -------  -------    -------   -------   -------    -------    -------        -------
Net income.......  $  4,029     $   188     $  117    ($ 174)   $   43    $  199    $   483    $  535     ($1,314)      $  4,106
                    =======     =======     =======  =======    =======   =======   =======    =======    =======        =======
Net income per
  common share...  $   0.59                                                                                             $   0.45
                    =======                                                                                              =======
Weighted average
  common shares
  outstanding....     6,838                                                                                 2,254(h)       9,092
                    =======                                                                               =======        =======

                  FOR THE TWENTY-SIX WEEKS ENDED JUNE 29, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   HISTORICAL
                                           ----------------------------------------------------------
                                                     COMPUTER                                            PRO FORMA
                                             SOS      GROUP     BEDFORD    TPA     EXECUSOFT   JESCO    ADJUSTMENTS     PRO FORMA
                                           -------   --------   -------   ------   ---------   ------   -----------     ---------
Service revenues.......................... $87,364     $263     $4,121    $1,407    $ 4,645    $4,391                   $102,191
Direct costs of services..................  68,447      136      3,131       860      3,696     2,597                     78,867
                                           -------     ----     ------    ------     ------    ------                   --------
Gross profit..............................  18,917      127        990       547        949     1,794                     23,324
Operating expenses........................  14,152      109        869       436        668       594     $   244(d)      17,182
                                           -------     ----     ------    ------     ------    ------                   --------
                                                                                                              110(e)
Operating income..........................   4,765       18        121       111        281     1,200        (354)         6,142
Other income (expense), net...............     197       --         14         7        (15)       --        (650)(f)       (447)
                                           -------     ----     ------    ------     ------    ------     -------       --------
Income before provision for income
  taxes...................................   4,962       18        135       118        266     1,200      (1,004)         5,695
Provision for income taxes................   2,005       --         45         1          3        --         258(g)       2,312
                                           -------     ----     ------    ------     ------    ------     -------       --------
Net income................................ $ 2,957     $ 18     $   90    $  117    $   263    $1,200     ($1,262)      $  3,383
                                           =======     ====     ======    ======     ======    ======     =======       ========
Net income per common share............... $  0.33                                                                      $   0.37
                                           =======                                                                      ========
Weighted average common shares
  outstanding.............................   9,096                                                                         9,096
                                           =======                                                                      ========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                       CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited pro forma condensed consolidated financial statements are based on adjustments to the historical consolidated financial statements of the Company to give effect to the acquisitions described in Note 2. The unaudited pro forma condensed consolidated balance sheet assumes the acquisitions described in Note 2 which were consummated after June 29, 1997 were consummated on that date. The unaudited pro forma condensed consolidated statements of income assume all the acquisitions described in Note 2 were consummated as of the beginning of the periods presented. The unaudited pro forma condensed consolidated statements of income are not necessarily indicative of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented or that might be attained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements of the Company, the historical financial statements of the significant acquired companies and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus.

(2) ACQUISITIONS

     All acquisitions have been accounted for as purchases and, accordingly, the results of operations of the acquired companies have been included in the consolidated results of operations of SOS from the date of acquisition. The pro forma information presented includes the effect of earnout payments which have been paid or estimated to be earned. The Company records contingent earnout payments as additional goodwill when earned or paid. In addition to the selected 1996 and 1997 acquisitions described below, the Company has consummated other acquisitions which were not included in the unaudited pro forma condensed consolidated financial statements based upon their relative size.

SELECTED 1996 ACQUISITIONS

     Performance Group -- In July 1996, the Company purchased certain assets and substantially all of the business operations of The Performance Group ("Performance Group") for approximately $5.1 million which includes earnouts paid in 1997 of approximately $1.5 million.

     Wolfe -- In November 1996, the Company purchased the stock of Wolfe & Associates, Inc. ("Wolfe") for approximately $7.1 million which includes accrued future contingent earnouts of approximately $3.0 million with total earnouts (including the $3.0 million already accrued) not to exceed $6.0 million.

SELECTED 1997 ACQUISITIONS

     Computer Group -- In February 1997, the Company purchased the stock of Computer Group, Inc. ("Computer Group") for approximately $2.7 million and future contingent earnouts not to exceed $1.3 million.

     Bedford -- In July 1997, the Company purchased the stock of Bedford Consultants, Inc. ("Bedford") for approximately $3.5 million and future contingent earnouts.

     TPA -- In July 1997, the Company purchased certain assets and substantially all of the business operations of Telecom Project Assistance, Inc. ("TPA") for approximately $2.0 million and future contingent earnouts not to exceed $4.0 million.

     Execusoft -- In August 1997, the Company purchased certain assets and substantially all of the business operations of Execusoft, Inc. ("Execusoft") for approximately $5.0 million and future contingent earnouts not to exceed $3.5 million.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

     JesCo -- The Company has agreed to purchase certain assets and substantially all of the business operations of JesCo Technical Services, Inc. ("JesCo") for approximately $5.0 million and future contingent earnouts not to exceed $7.0 million.

(3) PRO FORMA ADJUSTMENTS

     The following pro forma adjustments have been made to the historical condensed consolidated balance sheet of SOS to give effect to the acquisitons of Bedford, TPA, Execusoft and the pending acquisition of JesCo described in Note 2 as if the acquisitions had occurred as of June 29, 1997 and to the historical statements of income as if all acquisitions described in Note 2 were consummated as of the beginning of the periods presented:

          (a) To reflect the acquisitions and the related long-term borrowings under the Company's credit agreement or the reduction of cash used to fund the acquisitions.

          (b) To eliminate assets not acquired and liabilities not assumed by SOS in connection with the acquisitions.

          (c) To reduce expenses for the difference between compensation of certain key sellers prior to consummation of the acquisitions and their compensation following the acquisitions as stipulated in the respective employment agreements with SOS.

          (d) To reflect amortization of goodwill which is being amortized on a straight-line basis over 30 years.

          (e) To reflect amortization of other intangible assets (employee and customer lists, non-compete agreements and customer contracts) which are being amortized on a straight-line basis over 3 years.

          (f) To reflect the net (i) interest expense on the borrowings used to fund certain acquisitions, (ii) the elimination of historical interest expense related to debt not assumed by SOS, (iii) the elimination of historical interest expense related to acquisitions initially funded with debt and assumed to be funded with proceeds from the sale of common stock which closed in December 1996 (see (h) below), and (iv) the elimination of historical interest income for public offering proceeds utilized to fund certain acquisitions.

          (g) To reflect (i) the change in income taxes related to pro forma adjustments, and (ii) income taxes on the acquired companies that were S corporations prior to the acquisition.

          (h) To reflect the additional shares of common stock that would have been outstanding as a result of the Company's public offering which closed in December 1996, the proceeds from which were utilized to fund certain acquisitions.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data of the Company. The selected financial data as of and for the fiscal years ended 1992, 1993, 1994, 1995 and 1996 is derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for and as of the 26 weeks ended June 30, 1996 and June 29, 1997 is derived from the unaudited financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the Company's financial position and results of operations. The data should be read in conjunction with the financial statements and related notes included elsewhere in this Prospectus or incorporated by reference herein.

                                                                                                     26 WEEKS ENDED
                                             FISCAL YEAR (52/53 WEEKS) ENDED                  -----------------------------
                              -------------------------------------------------------------   JUNE 30,
                              1992(1)   1993(1)   1994(1)   1995(1)            1996             1996       JUNE 29, 1997
                              -------   -------   -------   -------     -------------------   --------   ------------------
                                                   (IN THOUSANDS, EXCEPT FOR SHARE AND OPERATING DATA)

                                                                                     PRO                             PRO
                                                                         ACTUAL    FORMA(2)    ACTUAL    ACTUAL    FORMA(2)
                                                                        --------   --------   --------   -------   --------
STATEMENT OF INCOME DATA:
Service revenues............  $42,034   $49,433   $63,740   $87,533     $136,164   $170,561   $54,988    $87,364   $102,191
Direct costs of services....  35,578    41,084    51,322    69,353       108,589   133,129     43,643     68,447    78,867
                              -------   -------   -------   -------     --------   --------   -------    -------   --------
Gross profit................   6,456     8,349    12,418    18,180        27,575    37,432     11,345     18,917    23,324
                              -------   -------   -------   -------     --------   --------   -------    -------   --------
Operating expenses:
  Selling, general and
    administrative..........   5,637     7,316    10,041    13,826        20,459    27,839      8,630     13,586    16,262
  Intangibles
    amortization............      --        --         5        33           409     1,647         83        566       920
                              -------   -------   -------   -------     --------   --------   -------    -------   --------
Total operating expenses....   5,637     7,316    10,046    13,859        20,868    29,486      8,713     14,152    17,182
                              -------   -------   -------   -------     --------   --------   -------    -------   --------
Operating income............     819     1,033     2,372     4,321         6,707     7,946      2,632      4,765     6,142
Other income (expense),
  net.......................      48        80        55        85          (196)     (993)       (19)       197      (447)
                              -------   -------   -------   -------     --------   --------   -------    -------   --------
Income before provision for
  income taxes..............     867     1,113     2,427     4,406         6,511     6,953      2,613      4,962     5,695
Provision for income
  taxes.....................      --        --        --     1,729         2,482     2,847        993      2,005     2,312
                              -------   -------   -------   -------     --------   --------   -------    -------   --------
Net income..................  $  867    $1,113    $2,427    $2,677      $  4,029   $ 4,106    $ 1,620    $ 2,957   $ 3,383
                              =======   =======   =======   =======     ========   ========   =======    =======   ========
Net income per common
  share.....................                                $ 0.43      $   0.59   $  0.45    $  0.24    $  0.33   $  0.37
                                                            =======     ========   ========   =======    =======   ========
Weighted average common
  shares outstanding........                                 6,229 (3)     6,838     9,092      6,769      9,096     9,096
                                                            =======     ========   ========   =======    =======   ========
OPERATING DATA:
Staffing offices at period
  end.......................      17        22        34        48            87                   61        103
Staffing personnel
  utilized..................  22,689    27,234    32,479    41,854        56,620               28,155     40,941
Staffing hours billed (in
  thousands)................   4,182     5,021     6,326     7,828        11,317                4,674      6,612

                                                                                                     JUNE 29, 1997
                                                                                            --------------------------------
                                                               FISCAL                                                PRO
                                            ---------------------------------------------               PRO       FORMA AS
                                             1992     1993     1994      1995      1996     ACTUAL    FORMA(4)   ADJUSTED(5)
                                            ------   ------   -------   -------   -------   -------   --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents.................  $  665   $  285   $   613   $ 2,717   $ 5,785   $ 5,042   $ 1,445     $  40,054
Working capital...........................   3,400    4,330     5,057     9,645    17,012    18,889    15,622        54,778
Total assets..............................   6,991    7,458    11,597    19,327    47,293    53,590    66,238       104,847
Total debt (includes current portion).....   1,892      806     2,780     1,450        --       507    12,547            --
Shareholders' equity......................   4,058    5,171     7,098    14,668    36,834    42,825    42,825        93,981

---------------

(1) The Company completed its IPO in July 1995 and in connection therewith terminated its S corporation election. Data for fiscal 1995 has been adjusted to reflect a pro forma provision for income taxes. In addition, prior to the IPO, the Company compensated Richard D. Reinhold, its former CEO, at levels sufficient to pay income taxes associated with its S corporation status. For fiscal 1995, the Company entered into an employment contract with Mr. Reinhold which provided for compensation of $195,000. Total compensation for Mr. Reinhold in fiscal years 1992, 1993 and 1994 was approximately $340,000, $466,000 and $982,000, respectively.

(2) Gives effect to the Company's acquisition of certain staffing and consulting businesses identified in the Unaudited Pro Forma Condensed Consolidated Financial Data included elsewhere in this Prospectus, as if such acquisitions were consummated as of the beginning of fiscal 1996. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and
    "Business -- Recent and Pending Acquisitions."

(3) Prior to the completion of its IPO, the Company distributed approximately $8.0 million of its accounts receivable to its S corporation shareholders. The weighted average common shares outstanding reflects the issuance of 1,230,769 shares at the IPO price of $6.50 per share, as if the distribution had occurred at the beginning of fiscal 1995.

(4) Adjusted to give effect to the acquisition of certain staffing and consulting businesses identified in the Unaudited Pro Forma Condensed Consolidated Financial Data included elsewhere in this Prospectus, as if they were consummated as of June 29, 1997. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Business -- Recent and Pending Acquisitions."

(5) Adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an offering price of $18.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. The Company's fiscal year consists of a 52 or 53-week period ending on the Sunday closest to December 31.

GENERAL

     The Company provides a full range of staffing services through a network of 113 offices in 16 states. Since the completion of the IPO in July 1995, the network has grown from 42 to 113 offices. The Company has expanded its office network by acquiring existing staffing service companies and opening new offices, principally in the western states. Historically, the Company has entered key metropolitan areas by initially acquiring or opening a central or "hub" office, and subsequently developing additional offices in the surrounding metropolitan area or smaller surrounding markets. As offices reach certain thresholds, the Company often divides them into one or more additional offices resulting in greater efficiency, profitability and market penetration.

     Since the IPO, the Company has acquired 28 staffing companies, representing 39 offices, and has executed agreements to acquire two additional companies. The purchase prices of these acquisitions have ranged from $25,000 to $5,000,000, plus contingent earnouts. The Company has generally negotiated an earnout component of the purchase price paid for acquisitions, which the Company believes more accurately reflects the appropriate value for the acquired business, provides a significant incentive for sellers who remain in a management capacity with the acquired company, aligns the interests of the Company and the sellers and enhances the likelihood of successfully integrating the acquired company into SOS.

     Since the IPO, the Company also opened 32 new offices through internal expansion. Capital costs of new office openings, excluding working capital requirements, have typically ranged from $10,000 to $30,000. To date, most of the Company's internally developed offices have achieved profitability within six to 12 months, while offices resulting from the division of an existing larger office are usually profitable from inception.

     Substantially all of the Company's service revenues are based on the time worked by its staffing and consulting employees on customer assignments. Service revenues are recognized as income at the time services are provided. The Company defines gross profit as service revenues less the cost of providing services, which includes wages of staffing and consulting employees, employer payroll taxes (FICA, unemployment and other general payroll costs) and workers' compensation costs. Operating expenses include compensation of staffing employees, rent, recruitment of staffing employees, costs associated with opening new offices, depreciation, amortization and advertising. Gross profit and operating margins vary depending on the mix of the Company's business.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to service revenues of selected items in the Company's income statement:

                                                                                   26 WEEKS ENDED
                                     FISCAL YEAR (52/53 WEEKS) ENDED        -----------------------------
                                   ------------------------------------     JUNE 30,
                                   1994      1995            1996             1996        JUNE 29, 1997
                                   -----     -----     ----------------     --------     ----------------
                                                                   PRO                               PRO
                                                       ACTUAL     FORMA      ACTUAL      ACTUAL     FORMA
                                                       ------     -----     --------     ------     -----
Service revenues.................  100.0%    100.0%     100.0%    100.0%      100.0%      100.0%    100.0%
Direct costs of services.........   80.5      79.3       79.7      78.0        79.4        78.3      77.2
                                   -----     -----      -----     -----       -----       -----     -----
Gross profit.....................   19.5      20.7       20.3      22.0        20.6        21.7      22.8
                                   -----     -----      -----     -----       -----       -----     -----
Operating expenses:
  Selling, general and
     administrative..............   14.5(1)   15.8       15.1      16.3        15.6        15.6      15.9
  Intangibles amortization.......     --        --        0.3       1.0         0.2         0.6       0.9
                                   -----     -----      -----     -----       -----       -----     -----
     Total operating expenses....   14.5      15.8       15.4      17.3        15.8        16.2      16.8
                                   -----     -----      -----     -----       -----       -----     -----
Operating income.................    5.0%      4.9%       4.9%      4.7%        4.8%        5.5%      6.0%
                                   =====     =====      =====     =====       =====       =====     =====

---------------

(1) Prior to 1995, the Company compensated its former CEO at levels sufficient to pay income taxes associated with S corporation status. Effective January 1995, the Company entered into an employment contract with the CEO which provided for annual compensation of $195,000 in 1995. Fiscal 1994 selling, general and administrative expenses have been adjusted to reflect CEO compensation in such amount, resulting in a reduction of $787,000.

TWENTY-SIX WEEKS ENDED JUNE 29, 1997 COMPARED TO TWENTY-SIX WEEKS ENDED JUNE 30, 1996

     Service Revenues. Service revenues for the 26 weeks ended June 29, 1997 were $87.4 million, an increase of $32.4 million, or 59%, from $55.0 million for the same period of 1996. Approximately $16.7 million of the increase was attributable to offices acquired in 1996 and 1997. Service revenues (excluding acquisitions) grew by $15.7 million during the period, consisting of approximately $11.2 million attributable to growth from comparable offices and approximately $4.5 million attributable to opening new offices.

     Gross Profit. Gross profit for the 26 weeks ended June 29, 1997 was $18.9 million, an increase of $7.6 million, or 67%, from $11.3 million for the same period of 1996. Gross profit margin for the 26 weeks ended June 29, 1997 was 21.7%, compared to 20.6% for the same period of 1996, reflecting, in part, a shift in business mix towards the IT segment, which typically generates higher gross margins.

     Operating Expenses. Operating expenses for the 26 weeks ended June 29, 1997 amounted to $14.2 million, or 16.2% of service revenues, compared to $8.7 million, or 15.8% of service revenues, for the same period of 1996. The increase in operating expenses as a percentage of service revenues was attributable to an increase in amortization of intangible assets.

     Operating Income. Operating income for the 26 weeks ended June 29, 1997 was $4.8 million, an increase of $2.2 million, or 81%, from $2.6 million for the same period of 1996. Operating margin for the 26 weeks ended June 29, 1997 was 5.5%, compared to 4.8% for the same period of 1996.

     Income Taxes. The effective combined federal and state income tax rate for the twenty-six weeks ended June 29, 1997 and June 30, 1996 was 40.4% and 38.0%, respectively. The increased combined tax rate was due to an increase in non-deductible amortization of intangible assets relating to certain acquisitions and increasing operations in states which assess higher state tax rates.

FISCAL 1996 COMPARED TO FISCAL 1995

     Service Revenues. Service revenues for fiscal 1996 were $136.2 million, an increase of $48.7 million, or 56%, from $87.5 million in fiscal 1995. Of the $48.7 million increase, $24.1 million was attributable to acquisitions, $20.1 million was attributable to comparable offices and $4.5 million was attributable to new offices.

     Gross Profit. Gross profit for fiscal 1996 was $27.6 million, an increase of $9.4 million or 52%, compared to $18.2 million in 1995. Gross profit margin for fiscal 1996 was 20.3%, compared to 20.7% in fiscal 1995, reflecting, in part, upward pressure on wages due to lower unemployment rates in the Company's service areas.

     Operating Expenses. Operating expenses amounted to $20.9 million, or 15.4% of service revenues, in fiscal 1996 compared to $13.9 million, or 15.8% of service revenues, in fiscal 1995. The decrease in operating expenses as a percentage of service revenues resulted from improved operating leverage attributable to revenue growth partially offset by an increase in amortization of intangible assets.

     Operating Income. Operating income for fiscal 1996 was $6.7 million, an increase of $2.4 million, or 55%, from $4.3 million in fiscal 1995. Operating margin for both fiscal 1996 and fiscal 1995 was 4.9%.

     Income Taxes. The effective combined federal and state income tax rate for fiscal 1996 and fiscal 1995 was 38.1% and 39.2%, respectively.

FISCAL 1995 COMPARED TO FISCAL 1994

     Service Revenues. Service revenues for fiscal 1995 were $87.5 million, an increase of $23.8 million, or 37%, from $63.7 million in 1994. Approximately $14.2 million of the increase was attributable to acquisitions, approximately $6.6 million was attributable to comparable office sales and approximately $3.0 million was attributable to opening new offices. The increase in service revenues attributable to comparable offices was consistent with increases in hours billed, coupled with a better mix of business.

     Gross Profit. Gross profit for fiscal 1995 was $18.2 million, an increase of $5.8 million, or 46%, from $12.4 million in fiscal 1994. Gross profit margin for fiscal 1995 was 20.7% compared to 19.5% in fiscal 1994. The improvement in gross profit margin was due primarily to the Company's focus on a higher margin mix of business. Gross margins were also positively affected by continued emphasis on the use of flexible pricing strategies and workers' compensation loss control.

     Operating Expenses. Operating expenses for fiscal 1995 amounted to $13.9 million, or 15.8% of service revenues, compared to $9.3 million (adjusted for CEO compensation), or 14.5% of service revenues, for fiscal 1994. The increase as a percentage of service revenues was attributable largely to the addition of personnel at the Company's headquarters and regional office levels to support the Company's growth, including planned future growth. Other increases were attributable to opening new offices, integrating newly-acquired offices and becoming a public company.

     Operating Income. Operating income for fiscal 1995 was $4.3 million, an increase of $1.1 million, or 37%, from $3.2 million (adjusted for CEO compensation) in fiscal 1994. Operating margin was 4.9% in fiscal 1995 and 5.0% in fiscal 1994.

PRO FORMA RESULTS OF OPERATIONS

     The following pro forma financial information is presented to provide a comparison of pro forma operating results to actual operating results due to certain of the Company's material acquisitions completed or entered into after the beginning of the periods presented. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

PRO FORMA RESULTS OF OPERATIONS COMPARED TO ACTUAL RESULTS FOR THE 26 WEEKS ENDED JUNE 29, 1997

     Service Revenues. Pro forma service revenues from acquisitions added $14.8 million to actual service revenues. If these acquisitions had occurred at the beginning of 1997, service revenues would have amounted to $102.2 million.

     Gross Profit. Pro forma gross profit was $23.3 million, an increase of $4.4 million over the actual results reported of $18.9 million. Pro forma gross profit margin was 22.8%, compared to 21.7% from actual results for the same period. The increase in gross profit margin was attributable to a higher mix of IT business in the pro forma results which typically generate a higher margin.

     Operating Expenses. Pro forma operating expenses were $17.2 million, an increase of $3.0 million over actual results. As a percentage of service revenues, pro forma operating expenses were 16.8% or an increase of 0.6%, compared to the actual percentage of 16.2%. Part of the increase resulted from an increase in the mix of IT business, which typically generates higher operating expenses. The balance of the increase resulted from additional amortization of intangible assets related to the acquisitions.

     Operating Income. Pro forma operating income was $6.1 million, an increase of $1.4 million. Pro forma operating income as a percentage of service revenues was 6.0%, compared to the actual percentage of 5.5%.

     Income Taxes. The pro forma provision for income taxes represented an effective rate of 40.6%, compared to 40.4% for actual results.

PRO FORMA RESULTS OF OPERATIONS COMPARED TO ACTUAL RESULTS FOR FISCAL 1996

     Service Revenues. Pro forma service revenues from acquisitions added $34.4 million to actual service revenues. If these acquisitions had occurred at the beginning of 1996, service revenues for fiscal 1996 would have amounted to $170.6 million.

     Gross Profit. Pro forma gross profit was $37.4 million, an increase of $9.9 million over the actual results reported. Gross profit margin was 22.0%, compared to the actual percentage of 20.3%. The increase in gross profit margin was attributable principally to the increase in the IT business.

     Operating Expenses. Pro forma operating expenses were $29.5 million, reflecting the addition of $8.6 million in operating expenses, compared to the actual results. As a percentage of service revenues, pro forma operating expenses were 17.3%, or an increase of 2.0%, compared to the actual percentage operating expenses of 15.3%. Part of the increase resulted from an increase in the mix of IT business. The balance of the increase resulted from additional amortization of intangible assets related to the acquisitions.

     Operating Income. Pro forma operating income was $7.9 million, an increase of $1.2 million over the actual operating results of $6.7 million. Pro forma operating income as a percentage of service revenues was 4.7% compared to the actual percentage of 4.9%.

     Income Taxes. The pro forma provision for income taxes represented an effective rate of 40.9%, compared to 38.1% for actual results. The increase in the effective tax rate was due to the acquisition of businesses in states with higher income tax rates, as well as an increase in non-deductible amortization of intangible assets relating to certain acquisitions.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited quarterly financial and other operating data for each of the four quarters in fiscal 1996 and the first two quarters of fiscal 1997. This information was derived from unaudited financial statements of the Company that include, in the opinion of the Company, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation when read in conjunction with the consolidated financial statements of the Company included elsewhere in this Prospectus or incorporated by reference herein.

                                                     FISCAL YEAR 1996              FISCAL YEAR 1997
                                           -------------------------------------   -----------------
                                             Q1        Q2        Q3        Q4        Q1        Q2
                                           -------   -------   -------   -------   -------   -------
Service revenues.........................  $25,034   $29,954   $37,846   $43,330   $40,846   $46,518
Direct cost of services..................   19,793    23,850    30,092    34,854    32,139    36,308
                                           -------   -------   -------   -------   -------   -------
Gross profit.............................    5,241     6,104     7,754     8,476     8,707    10,210
                                           -------   -------   -------   -------   -------   -------
Operating expenses:
  Selling, general and administrative....    4,062     4,568     5,447     6,382     6,359     7,227
  Intangibles amortization...............       35        48       124       202       273       293
                                           -------   -------   -------   -------   -------   -------
          Total operating expenses.......    4,097     4,616     5,571     6,584     6,632     7,520
                                           -------   -------   -------   -------   -------   -------
Operating income.........................  $ 1,144   $ 1,488   $ 2,183   $ 1,892   $ 2,075   $ 2,690
                                           =======   =======   =======   =======   =======   =======

     The following table sets forth for the periods indicated the percentage of revenues represented by the indicated items:

                                                                                       FISCAL YEAR
                                                          FISCAL YEAR 1996                 1997
                                                  --------------------------------    --------------
                                                   Q1       Q2       Q3       Q4       Q1       Q2
                                                  -----    -----    -----    -----    -----    -----
Service revenues...............................   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Direct cost of services........................    79.1     79.6     79.5     80.4     78.7     78.1
                                                  -----    -----    -----    -----    -----    -----
Gross profit...................................    20.9     20.4     20.5     19.6     21.3     21.9
                                                  -----    -----    -----    -----    -----    -----
Operating expenses:
  Selling, general and administrative..........    16.2     15.2     14.4     14.7     15.5     15.5
  Intangibles amortization.....................     0.1      0.2      0.3      0.5      0.7      0.6
                                                  -----    -----    -----    -----    -----    -----
     Total operating expenses..................    16.3     15.4     14.7     15.2     16.2     16.1
                                                  -----    -----    -----    -----    -----    -----
Operating income...............................     4.6%     5.0%     5.8%     4.4%     5.1%     5.8%
                                                  =====    =====    =====    =====    =====    =====

     Results of operations for the quarters shown above include the results of operations of services businesses acquired during such periods. The quarterly results set forth above may not be indicative of the future operating results of the Company. The Company's quarterly results are also affected by seasonal trends in the Company's business. See "Risk Factors -- Quarterly Variations in Results" and "-- Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

     For the 26 weeks ended June 29, 1997, net cash provided by operating activities was $0.6 million compared to net cash used in operating activities of $1.5 million for the 26 weeks ended June 30, 1996. The increase in operating cash flow was a result of higher net income and increased depreciation and amortization.

     The Company's investing activities used $0.7 million to purchase property and equipment, $3.8 million to purchase assets of acquired businesses and $0.4 million to pay earnouts on acquisitions. See "Business -- Recent and Pending Acquisitions" and the Notes to the Company's Consolidated Financial Statements incorporated by reference herein for a description of the material terms of these acquisitions.

     The Company's primary sources of short-term liquidity and capital resources at June 29, 1997 were cash flows from operating activities and a secured line of credit with a bank. The Company's line of credit allowed for maximum borrowings of $20 million at June 29, 1997 and was increased to $35 million in September 1997. At June 29, 1997, the Company had outstanding borrowings of $0.5 million on the line of credit, consisting solely of short-term borrowings. Short-term borrowings bear interest at the prime rate charged from time to time by the Company's lender (at June 29, 1997, 8.5%). Long-term borrowings bear interest at LIBOR plus 1.75% (at June 29, 1997, approximately 7.5%). The rate related to the amount over LIBOR may increase based upon certain financial ratios. The Company also had letters of credit of $3.7 million outstanding at June 29, 1997, for purposes of securing its workers' compensation premium obligation. The aggregate amount of such letters of credit reduces the borrowing availability on the line of credit. At June 29, 1997, $15.8 million was available for borrowings or additional letters of credit under the line of credit. Management believes that the new credit facility, together with cash reserves and cash flow from operations, will be sufficient to fund the Company's operations, capital expenditures, and pending acquisitions for at least the next 12 months. The Company will utilize proceeds of this offering to repay debt, to pay earnout obligations associated with prior acquisitions, to support continued growth of operations, including opening additional offices, and for working capital and general corporate purposes.

SEASONALITY

     The Company's business follows the seasonal trends of its customers' businesses. Historically, the Company has experienced lower revenues in the first quarter due to the seasonal trends of its customers and lower overall economic activity.

IMPACT OF INFLATION

     The Company believes that over the past three years inflation has not had a significant impact on the Company's results of operations.

                                    BUSINESS

GENERAL

     The Company is a leading provider of staffing services in the western states. SOS currently operates a network of 113 offices in 16 states. The Company provides a broad range of commercial staffing and IT services. Commercial staffing services include light industrial, clerical, industrial, technical, specialty and other professional services. IT services consist of staffing, consulting and outsourcing services such as systems design, programming, network and systems management and business consulting. During the 26 weeks ended June 29, 1997, the Company provided approximately 41,000 staffing employees to more than 6,400 businesses, professional and service organizations and government agencies.

     Since completing its IPO in July 1995, the Company has aggressively pursued an acquisition program, having acquired 28 staffing companies with 39 offices, consisting of 27 commercial staffing offices and 12 IT staffing and consulting offices. Eight of the acquisitions completed since July 1996 were of IT staffing and consulting companies, which have allowed the Company to diversify the mix of staffing services provided to include higher margin services. On a pro forma basis, revenues from IT staffing services represented 24% of total revenues for the 1996 fiscal year and 25% of total revenues for the 26 weeks ended June 29, 1997. Additional acquisitions have added other specialty services, including medical administrative support, professional mining, geology, hydrology and environmental services.

STAFFING INDUSTRY

     The staffing industry in the United States has grown rapidly and has been among the country's fastest growing industries during the last five years, according to the U.S. Bureau of Labor Statistics. According to NATSS, domestic staffing receipts for 1996 were approximately $43.6 billion, an increase of approximately 11.2% from 1995. NATSS has also reported that temporary employees represented approximately 1.9% of the non-farm workforce during 1996, up from 0.9% in 1989.

     The professional and technical segments of the industry, which include IT professionals, have experienced higher rates of growth than the office/clerical segment. According to NATSS, from 1991 to 1996, the percentage of temporary staffing payroll represented by the professional and technical segments increased from 15.8% to 20.3%, compared with a decrease in the office/clerical segment from 47.6% to 38.7% during the same period.

     Historically, the demand for staffing employees has been driven primarily by a need to temporarily replace regular employees due to illness, vacation or termination. More recently, competitive pressures have forced businesses to focus on reducing costs, including converting fixed labor costs to variable and flexible costs. Increasingly, the use of staffing employees has become widely accepted as a valuable tool for managing personnel costs and for meeting specialized or fluctuating employment requirements.

     The range of staffing services has expanded substantially since the early days of the staffing industry. Technological advances, as well as changing attitudes towards workforce management, have resulted in a proliferation of new staffing positions in such areas as IT and other specialized industry segments. Furthermore, businesses have begun using staffing employees to reduce administrative overhead by outsourcing operations that are not part of the organizations' core business functions. Outsourcing involves a provider assuming responsibility for managing a specific facility or function, such as help desk, data processing, mailroom or maintenance operations. Staffing companies also offer on-site services, which involve locating one of the staffing company's regular employees on-site at the customer's place of business to manage all of the customer's employee staffing requirements. As business information systems have become more complex and sophisticated, businesses have increasingly sought assistance from IT staffing and consulting personnel to develop and support their operations.

REGIONAL GROWTH

     The Company has benefitted significantly from strong economic and population growth in the Mountain States and improving economic conditions in certain western states. Management believes the attraction of the Mountain States, resulting in part from the region's economic growth, diverse economic base, productive work force and high quality of life, will result in further economic expansion. Of the ten states forecast by Regional Financial Review to experience the highest rates of growth in gross output of goods and services during 1997, five are located in the Mountain States and the Company has offices in four others. Job growth in the Company's markets is projected to be strong. According to the Regional Financial Review, in 1998, non-farm employment in the Mountain States is projected to increase by 3.0%, compared to the national average of 1.2%.

     Management believes the economic strength and projected job growth in the western states will support the Company's anticipated growth and enable the Company to pursue additional growth opportunities.

RECENT AND PENDING ACQUISITIONS

     Since January 1997, the Company has acquired 9 staffing businesses, representing six IT staffing and consulting offices and five commercial staffing offices, and has announced agreements to acquire two additional companies which, if completed, would add one additional commercial staffing office and two additional IT offices. The Company's recent and pending acquisitions are summarized in the following table. See "Unaudited Pro Forma Condensed Consolidated Financial Data" for additional information concerning certain of these acquisitions.

                                              ESTIMATED
                               ACQUISITION    REVENUES(1)                                   PRIMARY
     ACQUIRED COMPANY             DATE        (MILLIONS)   OFFICES      HEADQUARTERS       SERVICES
---------------------------  ---------------  ----------   -------   -------------------  -----------
TempWorks, Inc.(2).........  Pending            $  2.0         1     Denver, CO           Commercial
JesCo Technical Services,
  Inc.(2)..................  Pending               8.2         2     Bellevue, WA         IT
VIP Plus, Ltd..............  September 1997        3.5         3     Lubbock, TX          Commercial
Execusoft, Inc.............  August 1997          10.0         2     Orange, CA           IT
Bedford Consultants, Inc...  July 1997             8.4         1     San Francisco, CA    IT
Telecom Project Assistance,
  Inc......................  July 1997             2.8         1     Mountain View, CA    IT
Toma Employment Service....  March 1997            0.4         1     Las Vegas, NV        Commercial
The Solution Team, Inc.....  March 1997            0.1         1     Oklahoma City, OK    IT
The Agency.................  March 1997            0.1         1     Albuquerque, NM      Commercial
Computer Group, Inc........  February 1997         2.4         1     Bellevue, WA         IT
Human Resources, Inc.......  January 1997          1.3        --     St. George, UT       Commercial
                                                              --
                                              ----------
          Total............                     $ 39.2        14
                                              ========     =====

---------------

(1) Represents estimated annualized revenues at the time of each acquisition (or, in the case of pending acquisitions, at the time of entering into the applicable acquisition agreement), which were based on recent operating results of each acquired company, and may not be indicative of future operating results.

(2) The Company's proposed acquisitions of TempWorks, Inc. and JesCo are subject to the satisfaction of certain conditions. Although the acquisitions are presently scheduled to be completed in October 1997, there can be no assurance of such completion.

GROWTH STRATEGY

     Management believes the Company has substantial opportunities to expand its office network and the range of services it offers to its customers. The Company's growth strategy is comprised of two elements: continued focus on internal growth and pursuit of additional acquisitions. Since completing its IPO in July 1995, the Company has added a total of 32 offices through internal growth and 39 offices through acquisitions.

     Focus on Internal Growth. A principal element of the Company's growth strategy has been its focus on internal growth. During the last five years, the Company has maintained an average annual internal revenue growth rate in excess of 20%. The Company's internal growth strategy consists of the following:

     - Increase Penetration of Existing Markets. The Company continually seeks to add new customers and offices in the geographic markets it currently serves. In many instances, the Company pursues such penetration by establishing a "hub" office from which it can develop additional offices within a metropolitan area. SOS also intends to introduce complementary or specialty services in existing markets and incentivizes field and local managers to focus on business development within existing offices.

     - Enter New Markets. The Company plans to open new branches in markets not currently served by existing offices. Frequently, the Company enters new markets by establishing a "hub" office located in a central location. The Company then opens new offices in surrounding markets which benefit from the administrative support and resources of the hub office. This strategy has enabled the Company to enter many smaller markets cost effectively.

     - Expand Service Offerings. The Company is actively seeking to expand the range of IT services it offers to its customers to include expanded outsourcing capabilities and network oversight and management. The Company intends to expand its vendor on-premise business, pursuant to which SOS manages all of the customer's staffing requirements on-site. The Company also intends to further develop partnering relationships under which SOS works with other staffing providers to meet the customer's staffing requirements.

     - Cross-sell Services. The Company actively seeks to cross-sell commercial staffing and IT staffing and consulting services to existing customers. Through incentive compensation arrangements, the Company actively encourages referrals and cross-selling among and within its commercial, specialty and IT operations.

     Pursue Acquisitions. The Company intends to continue to pursue acquisitions as a key element of its growth strategy. In targeting acquisitions, SOS focuses on businesses with (i) a history of profitable operations, (ii) a strong management team, (iii) a strong local market position, (iv) services that complement the Company's operations, and (v) compatible corporate philosophies and culture. The estimated total annualized revenues of the 11 staffing businesses acquired by the Company since January 1997 (including two pending acquisitions) are approximately $39.2 million. The Company's acquisition growth strategy consists of the following:

     - Enter New Markets. The Company intends to target strategic acquisitions in new markets where the Company seeks to establish staffing operations, particularly in the western states.

     - Acquire Complementary Businesses in Existing Markets. The Company intends to acquire complementary businesses or specialty lines of business that enhance the services provided by existing offices. The Company also targets businesses in its existing markets as a means of increasing market share.

     - Acquire New Services. The Company intends to pursue acquisitions of staffing businesses that will expand its service offerings. The Company's acquisition of eight IT companies since July 1996 has significantly strengthened the Company's IT staffing and consulting offerings. As the Company identifies staffing businesses in attractive niches, the Company intends to pursue strategic acquisitions to facilitate its entry into such niches.

      BUSINESS STRATEGY

     The Company's goal is to enhance its profitability through a focused business strategy. The Company has identified the following key elements of its strategy, which management believes are critical to the Company's success:

     Focus on Small to Mid-Size Customers. Historically, the Company's customers have consisted primarily of small to mid-size companies. Sales to these businesses tend to generate higher margins than larger national accounts. The Company believes that focusing on small to mid-sized customers limits its exposure to margin pressure associated with large national contracts and volume discounts. The Company believes that it has developed competitive advantages in serving small and mid-sized businesses by tailoring its operations to meet local customer needs, including the establishment of strong customer relationships through local marketing efforts, quality service and community involvement.

     Deliver Higher Margin Services. The Company's operating results since 1991 have been significantly enhanced by its strategy to deliver higher margin services. Over the past several years, the Company has focused its efforts on expanding its range of services to include higher margin specialty services such as IT staffing and consulting, administrative staffing support services for medical facilities and other professional services. The Company has de-emphasized marketing to accounts where competitive pricing makes margins unacceptable or to accounts where workers' compensation costs adversely affect profitability.

     Offer a Broad Range of Services. The Company's strategy includes offering its customers a broad range of staffing services, including light industrial, clerical, IT, industrial, technical and other professional services, as well as a range of consulting services. The Company also provides related services to its customers, including payrolling, skill and drug testing, risk management consulting and other professional staffing services. In larger markets, the Company offers these services through several separate offices operating under established names. The Company also provides outsourcing services to customers whereby the Company contracts to perform a particular business function for an agreed price, which includes providing staffing, equipment and supplies. The Company is also expanding its on-site services, in which SOS locates an on-site manager at the customer's facility to manage all of the customer's employee staffing requirements.

     Provide Centralized Support and Encourage Entrepreneurial Management. The Company's commercial staffing offices are supported by centralized functions at corporate headquarters that include marketing, recruiting, training and retention programs, as well as workers' compensation and other insurance services, accounts payable, purchasing, credit, collection, legal review and other administrative support services. Generally, each staffing office has access to the Company's computer system and its proprietary software that provides information on customer requirements, available applicants, staffing employees on assignment and other information which facilitates efficient response to customer job orders. As the Company expands its IT staffing, consulting and outsourcing operations, it intends to develop a centralized support system tailored to the specific needs of IT customers.

     To encourage an entrepreneurial approach to field management, the Company has established financial targets and quality performance standards which are utilized at all offices. A substantial portion of the Company's field management compensation is incentive-driven and based upon meeting financial targets and quality standards. Managers are also given considerable discretion to price services and to respond to specific customer requirements.

     Emphasize Service and Value. The Company focuses on providing service and value to its customers. The Company's staff employees seek to establish and maintain long-term relationships with its customers by developing knowledge of customers' businesses, responding promptly to customer orders and monitoring job performance and customer satisfaction. The Company targets customer accounts where service and quality are perceived to be as important as pricing of services. This allows the Company to be more selective and to provide higher quality services while maintaining desired margins.

     Pursue Opportunities in Smaller Markets. In the commercial staffing segment, SOS has focused on opening hub offices in key metropolitan areas followed by establishing offices in surrounding markets. This decentralized office management strategy locates multiple offices in close proximity to customers and staffing employees. The Company believes this strategy has allowed it to rapidly gain market share with low entry costs. Once a hub office has been established, the Company focuses on leveraging hub office resources to market and deliver services to surrounding smaller markets and to cross-sell IT and other specialty staffing services. In these markets, which are often too small to attract competition from national staffing companies, the Company has quickly achieved significant penetration and has often become the dominant provider of staffing services.

OPERATIONS

     Services Offered. The Company offers a broad range of commercial staffing and IT staffing and consulting services. Generally, the Company provides light industrial, clerical and industrial services through SOS Staffing Services, Skill Staff and Industrial Specialists offices, while technical and other specialty services are provided by specialty offices such as SOS Technical Services (engineers, chemists, geologists, designers, drafters, illustrators, artists, writers and other technical personnel), AccountStaff (accountants, bookkeeping, auditors, data entry personnel and financial analysts), PAMS (medical administrative services), National Collex (collection services and project billing for medical facilities) and CGS Personnel (mining, mineral exploration and environmental staffing).

     The Company's commercial staffing services also include professional employer services such as payrolling, outsourcing, on-site and administrative professional services provided through SOS Staffing Services and ServCom offices. Payrolling typically involves the transfer of a customer's short-term seasonal or special use employees to the Company's payroll for a designated period. Outsourcing represents a growing trend among businesses to contract with third parties to provide a particular function or business department for an agreed price over a designated period. On-site services involve locating a regular SOS employee at the customer's place of business to manage all of the customer's temporary staffing requirements. Administrative professional services offer SOS customers skills testing, drug testing and risk management services. Skills testing available to SOS customers includes cognitive, personality and psychological evaluations. Drug tests are confirmed through an independent certified laboratory. Risk management services include on-site safety inspection and consulting services. As of September 1, 1997, the Company also provided professional employer organization services on a limited basis to approximately 60 customers, representing approximately 340 employees, which offers to SOS customers the benefits of employee leasing.

     The Company's IT services consist of IT staffing, consulting and outsourcing services. The Company's IT staffing services include computer programming, system design, analysis and administration, network and systems management, software and documentation development. IT staffing services are similar in many respects to commercial staffing services; however, IT services generally, require increased specialization and technical skill, carry significantly higher hourly rates and involve substantially longer job assignments. The Company's IT consulting services are focused on solving the customer's organizational problems and typically include general business consulting, organizational analysis, technology consulting, strategic planning and telephony services. Company consultants provide innovative ideas, insight and experience to address the customer's organizational problems, then work with the customer to implement strategic solutions. IT consulting engagements typically last six months to one year and may require the services of several specialized consultants. The Company also delivers IT outsourcing services to customers who turn over to SOS personnel the management and staffing of specific business operations. Historically, the Company has provided IT staffing, consulting and outsourcing services under the business names of acquired IT business units; however, as the Company integrates acquired IT companies into its consolidated IT operations, the Company intends to adopt common business names for use throughout the Company's IT branch network.

     Branch Offices. The Company provides commercial staffing and IT staffing and consulting services through a network of 113 offices located in 16 states. The Company currently operates at least one office in every market in the Mountain States with a population base in excess of 100,000 people. In larger markets, the Company generally provides light industrial and clerical personnel through SOS Staffing Services offices, while specialty services are provided by service-specific specialty offices. In smaller markets, SOS offices offer a broader variety of commercial staffing services, including specialty services. The Company currently provides commercial staffing services through a network of SOS Staffing Services, Skill Staff, SOS Technical Services, AccountStaff, Industrial Specialists, PAMS, ServCom and CGS offices.

     The Company estimates the capital cost of establishing a new commercial staffing office ranges from $10,000 to $30,000, exclusive of working capital requirements. The Company's new offices have historically achieved profitability in six to 12 months, while offices created by division of an existing office are usually profitable from inception.

     The Company provides IT staffing and consulting services from 14 IT offices. The Company's IT staffing and consulting offices generally serve larger geographic areas than SOS commercial staffing offices, principally due to the increased specialization associated with IT services. The Company's strategy of integrating and expanding its existing IT staffing and consulting office network will include efforts to position IT offices in strategic locations throughout the western states, rather than the "hub and spoke" approach used by the Company to expand its network of commercial staffing offices.

     Sales and Marketing. SOS generally markets its commercial staffing services through its network of offices whose managers, supported by the Company's marketing staff, make regular personal sales visits to larger accounts and prospects. The Company emphasizes long-term personal relationships with its customers and develops these relationships through regular contact, periodic assessment of customer requirements and regular monitoring of employee performance. New customers are obtained through customer referrals, telemarketing and advertising in a variety of local and regional media, including television, radio, direct mail, Yellow Pages, newspapers, magazines and trade publications. The Company is also a sponsor of job fairs and other community events.

     The Company's IT sales and marketing efforts may include the activities described above, but are generally more focused to address IT staffing and consulting needs which are typical of specific customers. Many of the Company's existing and prospective IT customers routinely outsource IT functions, such as programming, data entry and network administration. The Company's IT staffing and consulting personnel seek to identify IT requirements of its customers and promote IT services designed to meet those requirements. In addition to personal sales visits, targeted mailings and telephone solicitations, the Company's IT personnel actively promote the Company's services through cross-selling complementary IT services to existing customers and participate in industry trade associations.

     Recruiting. The Company believes a key element of its growth and profitability has been its ability to recruit and retain qualified staffing personnel. In an effort to attract commercial staffing personnel, the Company employs recruiters who regularly visit schools and professional associations and present career development programs to various organizations. In addition, the Company obtains applicants from referrals by its staffing employees and from advertising on radio, television, in the Yellow Pages and through other print media. The Company has recently begun to utilize the internet to recruit professional, IT and technical staffing employees. Each applicant for a commercial staffing position is interviewed with emphasis on past work experience, personal characteristics and individual skills. The Company utilizes the Dictionary of Occupational Titles ("DOT Codes") published by the Department of Labor to evaluate and assign staffing employees. The Company maintains software training programs at its offices for applicants and employees who may be trained and tested at no cost to the applicant, employee or Company customer.

     The Company's efforts to recruit IT staffing and consulting personnel frequently include some or all of the recruiting activities employed by the Company's commercial staffing offices, but typically rely more heavily on identifying potential employees who possess specialized education, training or work experience. Frequently, the Company will screen prospective IT personnel based solely upon resume submissions, then refer qualified candidates to customers for on-site interviews. The Company's IT recruiting efforts also rely heavily upon industry contacts, personal networks and referrals from existing and former IT personnel.

     To promote loyalty and retention among its staffing employees, the Company provides its staffing employees with certain employee benefits, including access to a Section 401(k) defined contribution plan, a credit union and health insurance programs offered through NATSS. In addition, the Company generally issues paychecks to commercial staffing employees during the same week worked.

     Customers. During the 26 weeks ended June 29, 1997, the Company provided approximately 41,000 staffing employees to more than 6,400 businesses, professional and service organizations and government agencies. No customer accounted for more than 3% of the Company's service revenues during the period and the Company's top ten customers accounted for less than 15% of service revenues during the same period. Historically, the Company's customers have consisted primarily of small to mid-size commercial staffing customers. Management believes there remain significant opportunities to deliver profitable commercial staffing services to small and mid-size customers, who are less likely to require substantial volume discounts than larger, nationwide companies. As the Company expands its network into larger cities in the western states, the Company anticipates that it will provide commercial staffing services to larger customers who focus on value rather than cost, but will continue to focus its efforts on attracting and providing quality services to small and mid-size companies located in such larger cities.

     The Company's IT customer base, which consists primarily of IT customers served by companies acquired by SOS since July 1996, includes customers who are generally larger than many of the Company's commercial staffing customers. Many of the Company's IT customers are Fortune 1000 companies, government agencies and educational institutions. The Company anticipates that its increased focus on IT staffing and consulting, as well as its expansion into larger metropolitan areas, will lead to additional opportunities to provide IT services to mid-size and larger customers.

     Information Systems. The Company's central management information system is linked to all of the Company's larger staffing offices. Smaller offices utilize stand-alone computers and software for routine office functions. The centralized system is designed to support Company-wide operations such as payroll, billing, accounting and sales and management reports.

     Six of the 14 IT offices are linked to the Company's central management information system, while substantially all of the remaining offices continue to utilize systems in place at the time of their acquisition by SOS. The Company intends to develop a central management information system for use by the Company's IT offices. The Company anticipates that its IT system will be connected to the Company's existing system for certain common functions; however, the IT system will be designed to accommodate the different business cycles associated with the IT industry.

     The operating system software utilized by the Company is licensed on a perpetual royalty-free basis. The Company's proprietary application software is regularly updated and revised to meet the Company's specific requirements. All files are backed up routinely and stored off-site and critical files are backed up on a daily basis. The present system has capacity to service the Company's anticipated growth without significant capital expenditures for the foreseeable future.

     Risk Management Program. SOS is responsible for all employee-related expenses for its staff employees including workers' compensation, unemployment insurance, social security taxes, state and local taxes and other general payroll expenses. The Company has implemented a deductible workers' compensation program through CIGNA Property and Casualty ("CIGNA") with a loss cap of $200,000 per incident. Staffing employees in Nevada, Washington and Wyoming are insured through those states' insurance funds because private insurance is not permitted in those states. The Company employs a full-time professional risk manager and staff who work closely with the insurance carriers to manage claims and establish appropriate reserves.

     The Company has also developed workers' compensation loss control programs which seek to limit claims through employee training and avoidance of high risk job assignments such as roofing or logging. All staffing employees are required to agree in advance to drug testing following any work-related accident and all major accidents are investigated. The Company, in cooperation with its insurer, monitors all claims and regularly reviews the claims with an emphasis on early closure.

COMPETITION

     The staffing industry is comprised of national, regional and local companies operating offices throughout the nation, making the industry highly competitive and highly fragmented, with limited barriers to entry. The

Company faces intense competition from large national and international companies with substantially greater financial and marketing resources than those of the Company, as well as strong local and regional staffing companies.

     The Company competes for qualified staffing employees and for customers who require the services of such employees. The principal competitive factors in attracting and retaining qualified staffing employees are competitive salaries and benefits, quality and frequency of assignments and responsiveness to employee needs. The Company believes that many persons who seek temporary employment are also seeking regular employment and that the availability of assignments which may lead to regular employment is an important factor in its ability to attract qualified staffing employees.

     The principal competitive factors in obtaining customers are a strong sales and marketing program, having qualified staffing employees to assign in a timely manner, matching of customer requirements with available staffing employees, competitive pricing and satisfactory work production. The Company believes its strong emphasis on providing service and value to its customers and staffing employees are important competitive advantages.

PROPERTIES

     Presently, the Company provides staffing services through 113 offices in 16 states. These offices typically consist of 1,200 to 1,500 square feet and are leased by the Company for terms of three to five years. Offices in larger or smaller markets may vary in size from the typical office. The Company does not expect that maintaining or finding suitable lease space at reasonable rates in its markets or in areas where the Company contemplates expansion will be difficult.

     The Company's executive and administrative offices are located in Salt Lake City, Utah. The premises consist of approximately 15,600 square feet and are leased from a related party for a term ending on March 31, 2005 with an option to renew for 10 additional years. The Company believes that the lease terms are at least as favorable as could be obtained from any unrelated third party.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

     In the ordinary course of its business, the Company is periodically threatened with or named as a defendant in various lawsuits. The Company maintains insurance in such amounts and with such coverage and deductibles as management believes to be reasonable and prudent. The principal risks covered by insurance include worker's compensation, personal injury, bodily injury, property damage, errors and omissions, fidelity losses and general liability.

     In June 1996, a former customer of the Company commenced litigation against the Company in Second District Court, Salt Lake County, State of Utah, alleging breach of contract, negligence, fraud and misrepresentation. The allegations are based upon the alleged theft of surplus military goods from the former customer's warehouse by a former temporary employee of the Company. The plaintiff is seeking special, general, consequential, punitive and other damages in an amount in excess of $7.0 million. The Company believes the claim is without merit and that the Company has valid defenses to all of the allegations raised by the plaintiff. There is no other pending litigation that the Company currently anticipates could have a material adverse effect on the Company's financial condition or results of operations.

     There is no other pending litigation that the Company currently anticipates will have a material adverse effect on the Company's financial condition or results of operations.

STAFF EMPLOYEES

     At August 25, 1997, the Company had approximately 627 staff employees including 11 senior managers, 124 field managers, 68 consultants and 424 other staff employees. The Company's training department provides general and job specific training to all staff employees, including continuing training with experienced counterparts. None of the Company's staff employees is covered by collective bargaining agreements. The Company considers its relationship with its staff employees to be good.

                                   MANAGEMENT

NEW MANAGEMENT APPOINTMENTS

     In August 1997, the Company announced certain new management appointments, including the appointment of Howard W. Scott as Chief Executive Officer, JoAnn
W. Wagner as Vice Chairman of the Board and Executive Vice President of Corporate Development and Peter R. Sollenne as President and Chief Operating Officer. The appointments reflect the decision of Richard D. Reinhold, founder and former Chief Executive Officer of the Company, to substantially decrease his day-to-day involvement in the Company's operations. Mr. Reinhold will continue to serve as Chairman of the Company's Board of Directors but is considering the possibility of stepping down as Chairman some time in 1998.

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:

                                                                                      TERM AS
                                                                                      DIRECTOR
                  NAME            AGE                     POSITION                    EXPIRES
        ------------------------  ---   --------------------------------------------  -------
        Richard D. Reinhold.....  58    Chairman of the Board                           1998
        Howard W. Scott, Jr.....  62    Chief Executive Officer and Director            2000
        JoAnn W. Wagner.........  58    Vice Chairman of the Board and Executive        1998
                                        Vice President of Corporate Development
        Peter R. Sollenne.......  49    President and Chief Operating Officer             --
        Richard J. Tripp........  48    Senior Vice President of Administration and     2000
                                        Director
        Gary B. Crook...........  44    Vice President, Chief Financial Officer and       --
                                        Treasurer
        W. B. Collings..........  58    Controller and Assistant Secretary                --
        John K. Morrison........  35    Secretary and General Counsel                     --
        Stanley R. deWaal.......  62    Director                                        1999
        R. Thayne Robson........  68    Director                                        2000
        Randolph K. Rolf........  55    Director                                        1999

     Richard D. Reinhold has been Chairman of the Board since founding the Company in 1973. He also served as Chief Executive Officer from 1973 to August 1997 and as President from 1973 to April 1995. Prior to founding the Company, Mr. Reinhold worked for several national temporary staffing service firms, including Greyhound Temporary Services, for which Mr. Reinhold served as Vice President from 1971 to 1973. Mr. Reinhold also served as President of NATSS from 1989 to 1990, and as President of the Utah Association of Temporary Services in 1982 and 1985. Mr. Reinhold obtained a B.S. degree in Marketing from the University of Kansas in 1960.

     Howard W. Scott, Jr. joined the Company in February 1994 as Vice President and was appointed as President in April 1995 and Chief Executive Officer in August 1997. Mr. Scott, who also served as Chief Operating Officer of the Company from April 1995 to August 1997, has over 30 years of experience in the temporary staffing industry. He served as President of Dunhill Personnel System, Inc. from 1991 to 1994, and as President of CDI Temporary Services, a subsidiary of CDI Corp., from 1978 to 1991. Mr. Scott also served two terms as the President of NATSS from 1971 to 1973 and, in October 1993, was awarded its highest honor, the NATSS Leadership Hall of Fame award. Mr. Scott obtained a B.S. degree in Journalism from Northwestern University in 1957.

     JoAnn W. Wagner has served as Vice Chairman of the Board since August 1997 and Executive Vice President of Corporate Development since September 1997. Ms. Wagner has been a director of the Company since July 1995 and was retained by the Company as a consultant from July 1, 1995 until August 4, 1997. From July 1995 until August 1997, Ms. Wagner was also an independent consultant to the temporary staffing industry. From January 1994 until July 1995, Ms. Wagner was not employed in the temporary staffing industry pursuant to the terms of a noncompetition agreement between Ms. Wagner and Interim Services Inc. From January 1991 until January 1994, Ms. Wagner served as the Vice President of Market Development for Interim Services, where she was responsible for identifying and completing acquisitions of staffing service companies ("Interim Services"). From November 1987 until 1991, Ms. Wagner served as the President and a director of Interim Systems Corporation, a publicly-traded corporation engaged in the temporary staffing business, which was acquired by H&R Block, Inc. in 1991. Ms. Wagner served as President of NATSS from 1991 to 1992.

     Peter R. Sollenne has been President and Chief Operating Officer since August 1997. Prior to joining the Company, Mr. Sollenne was employed from July 1995 until August 1997 by Personnel Group of America, Inc., initially as President of ABAR Staffing Services and then as President of the Commercial Staffing Division. From January 1995 until June 1995, Mr. Sollenne was self employed as a management and business consultant. From April 1989 to December 1994, he was employed by USL Capital, a division of Ford Financial Services, as Senior Vice President of Sales, Marketing and Customer Service. Mr. Sollenne is a certified public accountant.

     Richard J. Tripp has been with the Company since its founding in 1973, serving most recently as Vice President of Administration of the Company and a director since August 1991. He was appointed as Senior Vice President of Administration in April 1995. From 1973 until his promotion to Vice President of Administration in 1991, Mr. Tripp held a variety of positions with the Company in customer service, and as an office and area manager. Mr. Tripp obtained a B.S. degree in Psychology from Brigham Young University in 1973. Mr. Tripp also served two terms as President of the Utah Association of Temporary Services from 1987 to 1989.

     Gary B. Crook joined the Company in May 1995 as Chief Financial Officer, Vice President and Treasurer. From October 1993 to December 1994, Mr. Crook served as a consultant to the General Manager and Acting Chief Financial Officer of Al Azizia -- Panda United, Inc., a corporation located in Riyadh, Saudi Arabia, engaged in the business of grocery retailing and distribution. From June 1991 to September 1993, Mr. Crook was the Vice President and Controller for Food-4-Less Supermarkets, Inc. in La Habra, California. From September 1986 to June 1991, Mr. Crook served as the Vice President of Administration and Controller of Alpha Beta Company, a subsidiary of American Stores Company, also in La Habra, California. Mr. Crook obtained a B.S. degree in Business Economics and a M.B.A. degree from the University of Utah.

     W. B. Collings currently serves the Company as Controller, a position he has held since joining the Company in May 1993, and was also appointed Assistant Secretary in April 1995. From March 1991 to May 1993, Mr. Collings was self-employed as an accountant. From October 1978 until March 1991, Mr. Collings served as the Chief Financial Officer of Information Now, Inc., a Utah corporation engaged in developing, installing and supporting computer software. Mr. Collings obtained a B.S. degree in Business Administration from Brigham Young University in 1961, and thereafter completed two additional years of graduate study in accounting.

     John K. Morrison was appointed as Secretary of the Company in April 1995. He was employed as general counsel in January 1995. Prior to joining the Company in January 1995, Mr. Morrison was employed as an attorney for the Anti-Discrimination Division of the Utah Industrial Commission from July 1993 through December 1994. From October 1991 to July 1993, Mr. Morrison was engaged in the private practice of law in Salt Lake City, Utah. Mr. Morrison obtained his Juris Doctorate degree in 1991 from the University of Utah. He obtained a B.A. degree in Political Science and a B.S. degree in Economics from the University of Utah in 1987.

     Stanley R. deWaal was elected a director of the Company in May 1995. Mr. deWaal is currently President and a director of deWaal, Keeler & Co., a Utah professional corporation of certified public accountants of which Mr. deWaal was a founder in 1975. Mr. deWaal has been a licensed certified public accountant since 1967. Mr. deWaal also currently serves as a member of the Board of Directors of the Hansen Planetarium, a non-profit organization.

     R. Thayne Robson has been a director of the Company since June 1995. Mr. Robson currently serves as Director of the Utah Bureau of Economic and Business Research, Professor of Management and Research and Professor of Economics for the University of Utah and has done so since 1978. He also currently serves as a director for ARUP Alliance, Inc., a Salt Lake-based medical test laboratory, a director for Western Mortgage, a Utah corporation engaged in mortgage banking and correspondence, and as trustee for Aquila Rocky Mountain Equity Fund and Tax-Free Fund for Utah, mutual funds managed by Aquila Management Corporation, a New York corporation. Mr. Robson has been and continues to be involved in numerous civic and community endeavors, including serving as a member of the Utah Governor's Economic Coordinating Committee since 1982, Trustee of the Salt Lake Convention and Visitors Bureau since 1984, special advisor and member of the Executive Committee of the Economic Development Corporation of Utah since 1985, ex-officio Director of the Salt Lake Downtown Alliance since 1991, a director of the Community Board of Salt Lake Valley IHC Hospitals since 1992, and trustee of Crossroads Research Institute, a Utah non-profit research institute, since 1986.

     Randolph K. Rolf has been a director of the Company since June 1995. Mr. Rolf is currently the Chairman of the Board, President and Chief Executive Officer of Unitog Company ("Unitog"), a public company based in Kansas City, Missouri, which manufactures, sells and rents industrial uniforms. He has served as Chairman of the Board of Unitog since May 1991 and as President and Chief Executive Officer since May 1988.

KEY EMPLOYEES

     Certain information relating to certain key employees of the Company is as follows:

                    NAME               AGE                        POSITION
        -----------------------------  ---   ---------------------------------------------------
        Curtis L. Wolfe..............  55    President, Information Technology
        Robert J. Otoupalik..........  50    Vice President, Information Technology Consulting
        Robert Liner.................  43    Vice President, Information Technology Staffing

     Curtis L. Wolfe has served as President of Wolfe, an IT consulting company, since 1973. Mr. Wolfe was an owner of Wolfe until it was acquired by SOS in November 1996. Mr. Wolfe's responsibilities include integrating the Company's various IT acquisitions and coordinating the delivery of IT staffing, consulting and outsourcing services.

     Robert J. Otoupalik has served as Vice President of the Business Communications Division of Wolfe since 1985. Mr. Otoupalik now coordinates the consulting services offered by the Company's IT acquisitions. Mr. Otoupalik received a Bachelor of Science degree in Industrial Management from Purdue University.

     Richard Liner has served as Vice President-Staffing of Wolfe since August 1997. He was vice president of the western region of Ajilon Services, Inc. ("Ajilon"), a comprehensive IT services company, from 1990 until 1997. He was Vice President of U.S. Business Development for Ajilon before joining Wolfe. Mr. Liner's responsibilities include the direct supervision of the Company's IT staffing companies. Mr. Liner received a Bachelor of Science degree in Math/Computer Science from Purdue University.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Ms. Wagner and Messrs. Reinhold, Scott, Tripp and Sollenne. The terms of Messrs. Reinhold's and Tripp's employment agreements commenced on January 1, 1995 and expire on January 1, 1998. The terms of Ms. Wagner's and Messrs. Scott's and Sollenne's current employment agreements commenced on August 4, 1997 and will continue on a year to year basis unless they are terminated or resign. Pursuant to such agreements, the Company has agreed to employ such employees for the term of their respective agreements in their current positions and duties, which may be modified, however, at the discretion of the Board of Directors. Annual base compensation, which is subject to increases as determined by the Compensation Committee of the Board, for Messrs. Reinhold, Scott, Sollenne, Tripp and Ms. Wagner is $232,000, $220,000, $200,000, $150,000 and $140,000, respectively. In addition, Mr.
Sollenne and Ms. Wagner are guaranteed bonuses equal to 50% of base compensation for the initial year of employment for Mr. Sollenne and 50% of base compensation from August to December 1997 for Ms. Wagner. The agreements also terminate upon the death or disability of the employee or termination of the employee's employment for cause. The agreements contain covenants of the employee that, during the term of their employment and continuing for six months (in the case of Ms. Wagner) and two years (in the case of Messrs. Reinhold, Scott, Sollenne and Tripp) after the termination of their employment for any reason, with or without cause, they will not compete with the Company nor disclose or make use of confidential information of the Company. Such employees are also subject to the confidentiality and limited non-solicitation agreements executed by the Company's regular employees.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by: (i) each selling shareholder (ii) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (iii) each of the Company's directors; and (iv) all directors and executive officers as a group. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

                                                                                       BENEFICIAL
                                              BENEFICIAL OWNERSHIP                      OWNERSHIP
                                                 BEFORE OFFERING                     AFTER OFFERING
                                             -----------------------   SHARES      -------------------
                   NAME                       SHARES         PERCENT   OFFERED      SHARES     PERCENT
-------------------------------------------  ---------       -------   -------     ---------   -------
Richard D. Reinhold........................  3,795,500(1)      41.9%   960,000(2)  2,835,500     23.5%
  c/o SOS Services, Inc.
  1415 South Main Street
  Salt Lake City, Utah 84115
Sandra E. Reinhold.........................  3,795,500(1)      41.9    960,000(2)  2,835,500     23.5
  c/o SOS Services, Inc.
  1415 South Main Street
  Salt Lake City, Utah 84115
The Richard D. and Sandra E. Reinhold......     50,000            *     50,000            --       --
  Charitable Foundation
  c/o SOS Staffing Services, Inc.
  1415 South Main Street
  Salt Lake City, Utah 84115
Corporation of the President of............     40,000            *     40,000            --       --
  The Church of Jesus Christ
  of Latter-day Saints
  50 East North Temple
  Salt Lake City, Utah 84150
Reinhold Limited...........................     80,000            *         --        80,000        *
  c/o SOS Staffing Services, Inc.
  1415 South Main Street
  Salt Lake City, Utah 84115
Howard W. Scott............................     21,250(3)         *         --        21,250        *
Richard J. Tripp...........................     18,181(3)         *         --        18,181        *
Randolph K. Rolf...........................     12,000(3)(4)      *         --        12,000        *
JoAnn W. Wagner............................     11,100(3)         *         --        11,100        *
Stanley R. deWaal..........................      8,000(3)(5)      *         --         8,000        *
R. Thayne Robson...........................      7,000(3)         *         --         7,000        *
All directors and executive officers as a
  group (eleven persons)...................  3,896,344         42.7%   960,000     2,936,344     24.4%

---------------

 *  Represents less than 1% of outstanding shares.

(1) Of the shares reflected as beneficially owned by Richard D. Reinhold and Sandra E. Reinhold, 1,835,250 shares are held of record by Sandra E. Reinhold, 1,830,250 shares are held of record by Richard D. Reinhold, 50,000 shares are held of record by The Richard D. and Sandra E. Reinhold Charitable Foundation (the "Reinhold Foundation") and 80,000 shares are held of record by Reinhold Limited, a family limited partnership of which Richard
    D. Reinhold and Sandra E. Reinhold are general partners.

(2) Of the 960,000 shares reflected as being offered by Richard D. Reinhold and Sandra E. Reinhold in this offering 455,000 shares are held of record by each of Richard D. Reinhold and Sandra E. Reinhold and 50,000 shares are held of record by the Reinhold Foundation.

(3) The number of shares beneficially owned include exercisable options to acquire shares of Common Stock. Following are the number of options held by the above-referenced beneficial owners and the number of such options which are exercisable: Richard J. Tripp, 30,000 options, 14,000 exercisable; Howard W. Scott, 50,000 options, 20,400 exercisable; Randolph K. Rolf, 12,000 options, 7,000 exercisable; Stanley R. deWaal, 12,000 options, 7,000 exercisable; JoAnn W. Wagner, 30,000 options, 10,600 exercisable; R. Thayne Robson, 11,000 options, 6,000 exercisable; and all directors and executive officers as a group, 220,800 options, 85,920 exercisable.

(4) Includes 5,000 shares owned of record by the Randolph K. Rolf Trust.

(5) Includes 1,000 shares owned of record by the spouse of Mr. deWaal.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc., George K. Baum & Company, PaineWebber Incorporated, Prudential Securities Incorporated and Unterberg Harris are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                         NUMBER
                                   UNDERWRITERS                         OF SHARES
            ----------------------------------------------------------  ---------
            Lehman Brothers Inc.......................................
            George K. Baum & Company..................................
            PaineWebber Incorporated..................................
            Prudential Securities Incorporated........................
            Unterberg Harris..........................................

                                                                        ---------
                      Total...........................................  4,000,000
                                                                        =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters must be so purchased.

     The Company and the Selling Shareholders have been advised that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public
offering price less a selling concession not in excess of $          per share.
The selected dealers may reallow a concession not in excess of $          per
share to certain brokers and dealers. After the public offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has granted to the Underwriters an option to purchase up to an aggregate of 600,000 shares of Common Stock, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     Certain shareholders of the Company, owning an aggregate of 2,835,000 shares after the offering, have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 180 days after the effective date of the offering without the prior written consent of Lehman Brothers Inc. In addition, the Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of Lehman Brothers Inc. for 180 days after the effective date of the offering.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby and certain other matters are being passed upon for the Company by Kimball, Parr, Waddoups, Brown & Gee, Salt Lake City, Utah. Certain legal matters relating to the offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas.

                                    EXPERTS

     The Financial Statements included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As long as the Company is subject to such periodic reporting and information requirements, it will file with the Securities and Exchange Commission (the "Commission") all Commission reports, proxy statements and other information required thereby, which may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, electronically filed documents, including reports, proxy statements and other information filed by the Company, can be obtained from the Commission's Web site at http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market, and reports and other information concerning the Company may also be inspected and copies at the office of the Nasdaq National Stock Market, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with the Commission, Washington, D.C., with respect to the Common Stock offered by this Prospectus. This Prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information regarding the Company and the shares offered hereby, reference is made to the Registration Statement and any amendments, exhibits and schedules thereto, which may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be available on the Web site maintained by the Commission at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-26094) are incorporated herein by reference as of their respective dates:

        (a) Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

        (b) Quarterly Report on Form 10-Q for the quarter ended March 30, 1997.

        (c) Current Report on Form 8-K dated June 26, 1997.

        (d) Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, as amended

        (e) Current Report on Form 8-K dated August 19, 1997.

        (f) Description of Registrant's Securities to be Registered contained in a Registration Statement on Form 8-A dated May 16, 1995.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Gary B. Crook, Vice President and Chief Financial Officer, SOS Staffing Services, Inc., 1415 South Main Street, Salt Lake City, Utah 84115, telephone (801) 484-4400.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
BEDFORD CONSULTANTS, INC.
Report of Independent Public Accountants..............................................    F-2
Balance Sheets as of January 31, 1997 and June 30, 1997 (unaudited)...................    F-3
Statements of Income and Retained Earnings for the year ended January 31, 1997 and the
  five months ended June 30, 1996 and 1997 (unaudited)................................    F-4
Statements of Cash Flows for the year ended January 31, 1997 and the five months ended
  June 30, 1996 and 1997 (unaudited)..................................................    F-5
Notes to Financial Statements.........................................................    F-6
EXECUSOFT, INC.
Report of Independent Public Accountants..............................................    F-9
Balance Sheets as of December 31, 1996 and June 15, 1997 (unaudited)..................   F-10
Statements of Income and Retained Earnings for the year ended December 31, 1996 and
  the twenty-four weeks ended June 16, 1996 and June 15, 1997 (unaudited).............   F-11
Statements of Cash Flows for the year ended December 31, 1996 and the twenty-four
  weeks ended June 16, 1996 and June 15, 1997 (unaudited).............................   F-12
Notes to Financial Statements.........................................................   F-13
JESCO TECHNICAL SERVICES, INC.
Report of Independent Public Accountants..............................................   F-16
Balance Sheets as of December 31, 1996 and June 30, 1997 (unaudited)..................   F-17
Statements of Income and Retained Earnings for the year ended December 31, 1996 and
  the six months ended June 30, 1996 and 1997 (unaudited).............................   F-18
Statements of Cash Flows for the year ended December 31, 1996 and the six months ended
  June 30, 1996 and 1997 (unaudited)..................................................   F-19
Notes to Financial Statements.........................................................   F-20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Bedford Consultants, Inc.:

     We have audited the accompanying balance sheet of Bedford Consultants, Inc. (a California corporation), as of January 31, 1997, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedford Consultants, Inc. as of January 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Salt Lake City, Utah
September 10, 1997

                           BEDFORD CONSULTANTS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                       JUNE 30,
                                                                                         1997
                                                                      JANUARY 31,     -----------
                                                                         1997
                                                                      -----------     (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.......................................... $   158,542     $   224,698
  Accounts receivable................................................     901,580         890,653
  Prepaid expenses and other.........................................      41,955          30,986
                                                                       ----------      ----------
          Total current assets.......................................   1,102,077       1,146,337
                                                                       ----------      ----------
PROPERTY AND EQUIPMENT, at cost:
  Computer equipment.................................................     499,105         504,698
  Furniture and fixtures.............................................      25,782          26,912
                                                                       ----------      ----------
                                                                          524,887         531,610
  Less -- accumulated depreciation and amortization..................    (413,555)       (421,046)
                                                                       ----------      ----------
          Net property and equipment.................................     111,332         110,564
                                                                       ----------      ----------
OTHER ASSETS.........................................................       9,679           9,679
                                                                       ----------      ----------
          Total assets............................................... $ 1,223,088     $ 1,266,580
                                                                       ==========      ==========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.................................. $    45,696     $    40,375
  Accounts payable...................................................     220,266         252,040
  Accrued payroll costs..............................................     206,451         177,408
  Accrued liabilities and other......................................     175,520         166,120
                                                                       ----------      ----------
          Total current liabilities..................................     647,933         635,943
                                                                       ----------      ----------
LONG-TERM DEBT, less current portion.................................      25,474          12,178
                                                                       ----------      ----------
COMMITMENTS (Notes 2 and 3)
SHAREHOLDERS' EQUITY:
  Common stock, $1 par value, 50,000 shares authorized, 900 shares
     issued and outstanding..........................................         900             900
  Retained earnings..................................................     548,781         617,559
                                                                       ----------      ----------
          Total shareholders' equity.................................     549,681         618,459
                                                                       ----------      ----------
          Total liabilities and shareholders' equity................. $ 1,223,088     $ 1,266,580
                                                                       ==========      ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                           BEDFORD CONSULTANTS, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                             FIVE MONTHS ENDED
                                                         YEAR ENDED              JUNE 30,
                                                         JANUARY 31,     -------------------------
                                                            1997            1996           1997
                                                         -----------     ----------     ----------
                                                                                (UNAUDITED)
SERVICE REVENUES.......................................  $ 8,809,619     $3,880,362     $3,500,152
DIRECT COSTS OF SERVICES...............................    6,729,804      2,936,535      2,670,917
                                                          ----------     ----------     ----------
  Gross margin.........................................    2,079,815        943,827        829,235
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........    2,007,314        772,102        728,549
                                                          ----------     ----------     ----------
INCOME FROM OPERATIONS.................................       72,501        171,725        100,686
OTHER (EXPENSE) INCOME, net............................         (704)        (1,377)        12,852
                                                          ----------     ----------     ----------
INCOME BEFORE PROVISION FOR INCOME TAXES...............       71,797        170,348        113,538
PROVISION FOR INCOME TAXES.............................       28,710         76,215         44,760
                                                          ----------     ----------     ----------
NET INCOME.............................................       43,087         94,133         68,778
RETAINED EARNINGS, beginning of period.................      505,694        505,694        548,781
                                                          ----------     ----------     ----------
RETAINED EARNINGS, end of period.......................  $   548,781     $  599,827     $  617,559
                                                          ==========     ==========     ==========

  The accompanying notes to financial statements are an integral part of these statements.

                           BEDFORD CONSULTANTS, INC.

                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                         FIVE MONTHS ENDED JUNE
                                                        YEAR ENDED                 30,
                                                        JANUARY 31,     -------------------------
                                                           1997           1996             1997
                                                        -----------     --------         --------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................   $  43,087      $ 94,133         $ 68,778
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Depreciation and amortization.......................      42,487        12,499            7,491
  Changes in operating assets and liabilities:
     Accounts receivable..............................     (85,500)      (65,491)          10,927
     Prepaid expenses and other.......................      (8,345)      (21,735)          10,969
     Accounts payable.................................     111,303       126,926           31,774
     Accrued payroll costs............................     (46,103)      (60,510)         (29,043)
     Accrued liabilities and other....................     (21,212)       77,047           (9,400)
                                                          --------      --------         --------
Net cash provided by operating activities.............      35,717       162,869           91,496
                                                          --------      --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of investments...................      53,267            --               --
  Purchase of property and equipment..................     (33,532)      (18,979)          (6,723)
                                                          --------      --------         --------
Net cash provided by (used in) investing activities...      19,735       (18,979)          (6,723)
                                                          --------      --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt..........................     (40,049)      (14,963)         (18,617)
                                                          --------      --------         --------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS.........................................      15,403       128,927           66,156
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD......     143,139       143,139          158,542
                                                          --------      --------         --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............   $ 158,542      $272,066         $224,698
                                                          ========      ========         ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest..............................   $   7,218      $  3,440         $  2,242
  Cash paid for income taxes..........................      87,083        42,500           19,961

  The accompanying notes to financial statements are an integral part of these statements.

                           BEDFORD CONSULTANTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations and Organization of Business

     Bedford Consultants, Inc. (the "Company") was incorporated under the laws of the state of California. The Company provides professional services to companies in need of temporary professionals with experience in information technology, software engineering and technical writing. The Company's primary service area is Northern California.

     In April 1997, the Company signed an agreement to sell its outstanding common stock and substantially all of the operations of the Company to SOS Staffing Services, Inc. who assumed control of the operations of the Company on July 1, 1997. The accompanying financial statements presented are pre-acquisition financial statements of the Company and do not reflect any purchase accounting adjustments.

  Revenue Recognition

     Service revenues are recognized at the time the professional services are provided.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. As of June 30, 1997, included in cash and cash equivalents was a money market account of approximately $211,992 with an investment company.

  Property and Equipment

     Property and equipment are stated at cost and depreciated using declining balance methods over their estimated useful lives. The depreciation and amortization periods range from five to seven years.

     Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization is removed from the accounts. The resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

  Income Taxes

     The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

  Unaudited Interim Financial Data

     The accompanying unaudited financial statements as of June 30, 1997 and for the five months ended June 30, 1996 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring

                           BEDFORD CONSULTANTS, INC.

adjustments) considered necessary for a fair presentation have been included. Operating results for the five months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year.

  Concentration of Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. In the normal course of business, the Company provides credit terms to its customers. The Company performs ongoing credit evaluations of its customers but does not require collateral.

     For the year ended January 31, 1997, two customers accounted for approximately 22 and 13 percent of total revenues. For the five months ended June 30, 1997, three customers accounted for approximately 16, 12 and 11 percent of total revenues, and for the five months ended June 30, 1996 three customers accounted for approximately 27, 13 and 10 percent of total revenues.

NOTE 2. OPERATING LEASE COMMITMENTS

     The Company leases office facilities and equipment under noncancellable operating leases. For the year ended January 31, 1997 lease expense totalled approximately $158,000. For the five months ended June 30, 1996 and June 30, 1997 lease expense totalled approximately $60,000 and $72,000, respectively.

     Future minimum lease payments under noncancellable operating leases are as follows:

                             YEAR ENDING JANUARY 31,
                --------------------------------------------------
                     1998.........................................  $161,514
                     1999.........................................    55,670
                     2000.........................................     2,026
                     2000.........................................     1,013
                                                                    --------
                                                                    $220,223
                                                                    ========

NOTE 3. LONG-TERM DEBT AND LINE OF CREDIT

     The Company's long-term debt is as follows:

                                                                        JANUARY 31,     JUNE 30,
                                                                           1997           1997
                                                                        -----------     --------
Unsecured note payable to a company, interest at 8 percent, due in
  monthly installments of $2,731 through April 1998...................   $  38,855      $ 26,331
Note payable to a finance company, interest at 7 percent, due in monthly installments of $1,393 through February 1999, secured by a
  vehicle.............................................................      32,315        26,222
                                                                          --------      --------
                                                                            71,170        52,553
Current portion.......................................................     (45,696)      (40,375)
                                                                          --------      --------
Long-term portion.....................................................   $  25,474      $ 12,178
                                                                          ========      ========

     As of January 31, 1997, principal payments of $45,696, $24,089 and $1,385 are due in fiscal years 1998, 1999 and 2000, respectively.

  Line of Credit

     The Company has a line of credit with a bank which allows for maximum borrowings of $250,000. Borrowings under the agreement bear interest at the bank's prime rate plus 1.5 percent. As of January 31, 1997 and June 30, 1997 no amounts were outstanding under the agreement. The agreement expires on November 30, 1997.

                           BEDFORD CONSULTANTS, INC.

NOTE 4. INCOME TAXES

     The components of the provision for income taxes for the fiscal year ended January 31, 1997 and for the five months ended June 30, 1996 and 1997 are as follows:

                                                                                   JUNE 30,
                                                             JANUARY 31,     ---------------------
                                                                1997           1996         1997
                                                             -----------     --------     --------
Current provision
  Federal..................................................   $  36,372      $107,227     $ 78,589
  State....................................................      14,370        31,295       24,075
Deferred benefit...........................................     (22,032)      (62,307)     (57,904)
                                                               --------      --------     --------
Total provision............................................   $  28,710      $ 76,215     $ 44,760
                                                               ========      ========     ========

     The net deferred tax liability was $51,120 as of January 31, 1997. As of June 30, 1997, the deferred tax asset was $6,784 which resulted from differences between accrued liabilities for income tax and financial reporting purposes.

     The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate:

                                                                                       JUNE 30,
                                                                     JANUARY 31,     -------------
                                                                        1997         1996     1997
                                                                     -----------     ----     ----
Statutory federal income tax rate..................................      34.0%       34.0%    34.0%
State income taxes, net of federal benefit.........................       6.0         6.2      6.2
Other..............................................................        --         4.5     (0.8)
                                                                         ----        ----     ----
          Total....................................................      40.0%       44.7%    39.4%
                                                                         ====        ====     ====

NOTE 5. EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) profit sharing plan for all employees who have completed one year and 1,000 hours of service. The plan provides for discretionary employer contributions. No employer contributions have been made to the plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Execusoft, Inc.:

     We have audited the accompanying balance sheet of Execusoft, Inc. (a California corporation), as of December 31, 1996, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Execusoft, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Salt Lake City, Utah
September 3, 1997

                                EXECUSOFT, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,      JUNE 15,
                                                                         1996            1997
                                                                     ------------     -----------
                                                                                      (UNAUDITED)
CURRENT ASSETS:
  Cash.............................................................   $   51,016      $   117,194
  Accounts receivable..............................................    1,152,330        1,282,697
  Prepaid expenses.................................................        3,044            2,617
                                                                      ----------       ----------
          Total current assets.....................................    1,206,390        1,402,508
                                                                      ----------       ----------
PROPERTY AND EQUIPMENT, at cost:
  Computer equipment...............................................      163,690          180,849
  Furniture and fixtures...........................................       91,452           91,452
  Leasehold improvements and other.................................       24,481           24,481
                                                                      ----------       ----------
                                                                         279,623          296,782
  Less -- accumulated depreciation and amortization................     (221,444)        (238,964)
                                                                      ----------       ----------
     Net property and equipment....................................       58,179           57,818
                                                                      ----------       ----------
OTHER ASSETS.......................................................        4,330            8,830
                                                                      ----------       ----------
          Total assets.............................................   $1,268,899      $ 1,469,156
                                                                      ==========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Line of credit...................................................   $  239,000      $   369,000
  Current portion of long-term debt................................       37,500           37,500
  Accounts payable.................................................       98,384          205,631
  Accrued payroll costs............................................      314,944          260,425
  Unearned revenue.................................................       42,000           21,060
  Accrued liabilities..............................................       42,691           50,092
                                                                      ----------       ----------
          Total current liabilities................................      774,519          943,708
                                                                      ----------       ----------
LONG-TERM DEBT, less current portion...............................       18,750               --
                                                                      ----------       ----------
COMMITMENTS (Notes 2 and 3)
SHAREHOLDERS' EQUITY:
  Common stock, no par value, 100,000 shares authorized, 25,384
     shares issued and outstanding.................................       25,384           25,384
  Contributed capital..............................................      176,042          176,042
  Retained earnings................................................      274,204          324,022
                                                                      ----------       ----------
          Total shareholders' equity...............................      475,630          525,448
                                                                      ----------       ----------
          Total liabilities and shareholders' equity...............   $1,268,899      $ 1,469,156
                                                                      ==========       ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                                EXECUSOFT, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                          TWENTY-FOUR WEEKS ENDED
                                                         YEAR ENDED      -------------------------
                                                        DECEMBER 31,      JUNE 16,       JUNE 15,
                                                            1996            1996           1997
                                                        ------------     ----------     ----------
                                                                                (UNAUDITED)
SERVICE REVENUES......................................   $9,662,726      $4,042,973     $4,644,817
DIRECT COSTS OF SERVICES..............................    7,637,121       3,225,279      3,695,953
                                                         ----------      ----------     ----------
          Gross margin................................    2,025,605         817,694        948,864
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........    1,516,611         584,259        668,409
                                                         ----------      ----------     ----------
INCOME FROM OPERATIONS................................      508,994         233,435        280,455
INTEREST EXPENSE......................................       20,606           9,105         14,974
                                                         ----------      ----------     ----------
INCOME BEFORE PROVISION FOR STATE FRANCHISE TAXES.....      488,388         224,330        265,481
PROVISION FOR STATE FRANCHISE TAXES...................        4,791           2,286          2,675
                                                         ----------      ----------     ----------
NET INCOME............................................      483,597         222,044        262,806
RETAINED EARNINGS, beginning of period................      101,147         101,147        274,204
DISTRIBUTIONS TO SHAREHOLDERS.........................     (310,540)       (191,808)      (212,988)
                                                         ----------      ----------     ----------
RETAINED EARNINGS, end of period......................   $  274,204      $  131,383     $  324,022
                                                         ==========      ==========     ==========

  The accompanying notes to financial statements are an integral part of these statements.

                                EXECUSOFT, INC.

                            STATEMENTS OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH

                                                        YEAR ENDED          TWENTY-FOUR WEEKS ENDED
                                                       DECEMBER 31,     -------------------------------
                                                           1996         JUNE 16, 1996     JUNE 15, 1997
                                                       ------------     -------------     -------------
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................   $  483,597        $ 222,044         $ 262,806
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Depreciation and amortization......................       31,252           15,000            17,520
  Changes in operating assets and liabilities:
     Accounts receivable.............................     (318,622)         (46,996)         (130,367)
     Prepaid expenses and other......................        1,381            1,027            (4,073)
     Accounts payable................................        4,945          103,812           107,247
     Accrued payroll costs...........................       30,619          (28,075)          (54,519)
     Unearned revenue................................       35,880           (3,583)          (20,940)
     Accrued liabilities.............................       22,831           22,805             7,401
                                                         ---------        ---------         ---------
Net cash provided by operating activities............      291,883          286,034           185,075
                                                         ---------        ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.................      (46,624)         (14,249)          (17,159)
                                                         ---------        ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on line of credit.......................      798,758          176,000           380,000
  Payments on line of credit and long-term debt......     (689,883)        (231,133)         (268,750)
  Distributions to shareholders......................     (310,540)        (191,808)         (212,988)
                                                         ---------        ---------         ---------
Net cash used in financing activities................     (201,665)        (246,941)         (101,738)
                                                         ---------        ---------         ---------
NET INCREASE IN CASH.................................       43,594           24,844            66,178
CASH AT BEGINNING OF PERIOD..........................        7,422            7,422            51,016
                                                         ---------        ---------         ---------
CASH AT END OF PERIOD................................   $   51,016        $  32,266         $ 117,194
                                                         =========        =========         =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.............................   $   20,040        $   9,692         $  14,935
  Cash paid for state franchise taxes................        5,779              779             1,172

  The accompanying notes to financial statements are an integral part of these statements.

                                EXECUSOFT, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations and Organization of Business

     Execusoft, Inc. (the "Company") was incorporated under the laws of the state of California. The Company provides professional contract software consulting services to many industries in the public and private sectors located throughout the western United States. In addition, the Company provides permanent placement services.

     In August 1997, the Company signed an agreement to sell certain assets and substantially all of the operations of the Company to SOS Staffing Services, Inc. who assumed control of the operations of the Company on August 25, 1997. The accompanying financial statements presented are pre-acquisition financial statements of the Company and do not reflect any purchase accounting adjustments.

  Accounting Period

     The Company's fiscal year ends on December 31 each year. For interim reporting purposes the Company utilizes a weekly closing period. The twenty-four weeks ended June 15, 1997 represents the period from January 1, 1997 through June 15, 1997.

  Revenue Recognition

     Service revenues consist primarily of consulting service revenues and fees earned on permanent placement services. Consulting service revenues are recognized when the services are performed. Permanent placement service revenues are initially deferred when employment candidates accept offers of permanent employment and are recognized as revenues after the Company's guarantee period expires which is typically 90 days.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Property and Equipment

     Property and equipment are stated at cost and depreciated using the declining balance method over their estimated useful lives. Leasehold improvements are amortized over the terms of the respective leases or the estimated economic lives of the assets, whichever is shorter. The depreciation and amortization periods range from three to ten years.

     Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization is removed from the accounts. The resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

  Income Taxes

     The Company has elected, for federal and state income tax purposes, to include its taxable income with that of its shareholders (an S Corporation election). Accordingly, the Company does not make a provision for federal income taxes; however the Company was taxed at the rate of 1.5 percent for California state franchise tax purposes. The Company distributes amounts as needed for the payment of the shareholders' federal and

                                EXECUSOFT, INC.

state income taxes. The Company anticipates making future distributions as needed for the payment of the shareholders' income taxes.

  Unaudited Interim Financial Data

     The accompanying unaudited financial statements as of June 15, 1997 and for the twenty-four weeks ended June 16, 1996 and June 15, 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the twenty-four weeks ended June 15, 1997 are not necessarily indicative of the results that may be expected for the full year.

  Concentration of Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. In the normal course of business, the Company provides credit terms to its customers. The Company performs ongoing credit evaluations of its customers but does not require collateral.

     For the year ended December 31, 1996, one customer accounted for approximately 12 percent of total revenues. For the twenty-four weeks ended June 15, 1997, three customers accounted for 18, 12 and 10 percent of total revenues.

NOTE 2. OPERATING LEASE COMMITMENTS

     The Company leases certain office facilities and equipment under noncancellable operating leases. For the year ended December 31, 1996 lease expense totalled approximately $89,900. For the twenty-four weeks ended June 16, 1996 and June 15, 1997 lease expense totalled approximately $42,200 and $35,800, respectively.

     Future minimum lease payments under noncancellable operating leases are as follows:

  YEAR ENDING, DECEMBER 31,
  -------------------------
            1997                  $ 67,678
            1998                    59,523
            1999                    54,921
            2000                    54,000
            2001                    54,000
         Thereafter                279,000
                                  --------
                                  $569,122
                                  ========

     The Company's major office lease is with its shareholders. This lease currently requires annual lease payments of $54,000 subject to annual increases not to exceed the increase in the Consumer Price Index and expires in February 2007. For the year ended December 31, 1996 and the 24 weeks ended June 16, 1996 and June 15, 1997 lease expense for this related-party lease was approximately $72,000, $33,200 and $27,900, respectively.

NOTE 3. LINES OF CREDIT AND LONG-TERM DEBT

  Lines of Credit

     The Company has a line of credit with a bank which allows for maximum borrowing of $1,000,000. Borrowings under the line of credit accrue interest at the bank's prime rate plus 1.0 percent (9.5 percent as of June 15, 1997). The agreement expires on June 1, 1998 at which time all unpaid amounts are due. Borrowings

                                EXECUSOFT, INC.

are secured by substantially all assets of the Company and are guaranteed by a stockholder. The agreement contains certain restrictive financial covenants. The Company was in compliance with all covenants as of June 15, 1997.

     The Company has an equipment line of credit with a bank which allows for maximum borrowings of $50,000 and accrues interest at the bank's prime rate plus
1.25 percent (9.75 percent as of June 15, 1997). The agreement expires on June 1, 1999. As of June 15, 1997, no amounts were outstanding under this agreement.

  Long-term Debt

     The Company also has a note payable with a bank which is due in monthly principal installments of $3,125 through June 1, 1998, plus interest at the bank's prime rate plus 1.75 percent (10.25 percent as of June 15, 1997). As of December 31, 1996 principal payments of $37,500 and $18,750 are due in 1997 and 1998, respectively.

NOTE 4. EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) profit sharing plan for all employees who have completed one year of service. The plan provides for discretionary employer contributions. No employer contributions have been made to the plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To JesCo Technical Services, Inc.:

     We have audited the accompanying balance sheet of JesCo Technical Services, Inc. (a Washington corporation), as of December 31, 1996, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JesCo Technical Services, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Salt Lake City, Utah
September 11, 1997

                         JESCO TECHNICAL SERVICES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,      JUNE 30,
                                                                         1996            1997
                                                                     ------------     -----------
                                                                                      (UNAUDITED)
CURRENT ASSETS:
  Cash.............................................................   $  517,723      $   923,421
  Accounts receivable, net of allowance for doubtful accounts of
     approximately $35,700 and $63,800, respectively...............      818,573        1,784,981
  Prepaids and other...............................................       27,746           53,057
                                                                      ----------       ----------
          Total current assets.....................................    1,364,042        2,761,459
                                                                      ----------       ----------
PROPERTY AND EQUIPMENT, at cost:
  Equipment........................................................      113,259          199,379
  Leasehold improvements...........................................           --            5,282
  Less -- accumulated depreciation and amortization................      (25,936)         (45,811)
                                                                      ----------       ----------
          Net property and equipment...............................       87,323          158,850
                                                                      ----------       ----------
OTHER ASSETS.......................................................        4,555           53,532
                                                                      ----------       ----------
          Total assets.............................................   $1,455,920      $ 2,973,841
                                                                      ==========       ==========
                              LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................................   $  207,010      $   149,941
  Customer deposits................................................           --          275,000
  Accrued payroll costs............................................      306,349          581,124
  Accrued liabilities..............................................      103,919           65,832
                                                                      ----------       ----------
          Total current liabilities................................      617,278        1,071,897
                                                                      ----------       ----------
COMMITMENTS (Note 2)
SHAREHOLDER'S EQUITY:
  Common stock, no par value, 50,000 shares authorized, 100 shares
     issued and outstanding........................................          100              100
  Retained earnings................................................      838,542        1,901,844
                                                                      ----------       ----------
          Total shareholder's equity...............................      838,642        1,901,944
                                                                      ----------       ----------
          Total liabilities and shareholder's equity...............   $1,455,920      $ 2,973,841
                                                                      ==========       ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                         JESCO TECHNICAL SERVICES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                         YEAR ENDED      SIX MONTHS ENDED JUNE 30,
                                                        DECEMBER 31,     -------------------------
                                                            1996            1996           1997
                                                        ------------     ----------     ----------
                                                                                (UNAUDITED)
SERVICE REVENUES......................................   $5,148,358      $2,043,279     $4,391,011
DIRECT COSTS OF SERVICES..............................    3,965,010       1,634,022      2,597,299
                                                         ----------      ----------     ----------
  Gross margin........................................    1,183,348         409,257      1,793,712
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........      632,189         324,279        594,060
                                                         ----------      ----------     ----------
INCOME FROM OPERATIONS................................      551,159          84,978      1,199,652
OTHER, NET............................................      (15,571)           (375)           294
                                                         ----------      ----------     ----------
NET INCOME............................................      535,588          84,603      1,199,946
RETAINED EARNINGS, beginning of period................      695,527         695,527        838,542
DISTRIBUTIONS TO SHAREHOLDER..........................     (392,573)       (363,682)      (136,644)
                                                         ----------      ----------     ----------
RETAINED EARNINGS, end of period......................   $  838,542      $  416,448     $1,901,844
                                                         ==========      ==========     ==========

  The accompanying notes to financial statements are an integral part of these statements.

                         JESCO TECHNICAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH

                                                                               SIX MONTHS ENDED
                                                        YEAR ENDED                 JUNE 30,
                                                       DECEMBER 31,     -------------------------------
                                                           1996             1996              1997
                                                       ------------     -------------     -------------
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................     $  535,588        $  84,603        $ 1,199,946
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Depreciation and amortization....................         22,300           11,150             19,875
  Changes in operating assets and liabilities:
     Accounts receivable...........................        538,227          755,484           (966,408)
     Prepaids and other............................        (27,746)          (3,555)           (25,311)
     Other assets..................................         31,235            1,541            (48,977)
     Accounts payable..............................       (364,587)        (385,749)           (57,069)
     Customer deposits.............................             --               --            275,000
     Accrued payroll costs.........................        182,177          142,897            274,775
     Accrued liabilities...........................        (27,466)         (10,211)           (38,087)
                                                         ---------        ---------         ----------
Net cash provided by operating activities..........        889,728          596,160            633,744
                                                         ---------        ---------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............        (95,080)         (34,471)           (91,402)
                                                         ---------        ---------         ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to shareholder.....................       (392,573)        (363,682)          (136,644)
                                                         ---------        ---------         ----------
NET INCREASE IN CASH...............................        402,075          198,007            405,698
CASH AT BEGINNING OF PERIOD........................        115,648          115,648            517,723
                                                         ---------        ---------         ----------
CASH AT END OF PERIOD..............................     $  517,723        $ 313,655        $   923,421
                                                         =========        =========         ==========

  The accompanying notes to financial statements are an integral part of these statements.

                         JESCO TECHNICAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations and Organization of Business

     JesCo Technical Services, Inc. (the "Company") was incorporated under the laws of the state of Washington. The Company provides professional information technology outsourcing and consulting services primarily to cellular communication companies in Washington and California on a broad range of technical and business matters.

     In September 1997, the Company signed an agreement to sell certain assets and substantially all of the operations of the Company to SOS Staffing Services, Inc., who, assuming all conditions to closing are met, will assume control of the operations of the Company on October 1, 1997. The accompanying financial statements presented are pre-acquisition financial statements of the Company and do not reflect any purchase accounting adjustments.

  Revenue Recognition

     Revenues consist of outsourcing and consulting service revenues, which are negotiated on a fixed-fee basis or an actual-time-incurred basis. Revenues are recognized when the services are performed.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Property and Equipment

     Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of five years.

     Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization is removed from the accounts. The resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

  Income Taxes

     The Company has elected, for federal and state income tax purposes, to include its taxable income with that of its shareholder (an S Corporation election). Accordingly, the Company does not make a provision for income taxes. The Company distributes amounts as needed for the payment of the shareholder's income taxes. The Company anticipates making future distributions as needed for the payment of the shareholder's income taxes.

  Unaudited Interim Financial Data

     The accompanying unaudited financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year.

                         JESCO TECHNICAL SERVICES, INC.

  Concentration of Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. In the normal course of business, the Company provides credit terms to its customers. The Company performs ongoing credit evaluations of its customers but does not require collateral.

     For the year ended December 31, 1996, two customers accounted for approximately 71 and 15 percent of total revenues. For the six months ended June 30, 1997, three customers accounted for approximately 34, 24, and 23 percent of total revenues.

     On April 1, 1997, the Company entered into a master service outsourcing agreement with a cellular communications service provider (the "Provider"). Under the terms of the agreement, the Company agrees to support the Provider's computer operations and sustain the Provider's business applications from June 1, 1997 through December 31, 1998 with potential renewals thereafter. The Provider has the option to terminate the agreement at its convenience by giving a minimum of 90 days notice and by paying early termination fees as set forth in the agreement. The Provider can also terminate the agreement early if service level objectives specified in the agreement are not met. The agreement provides for fixed monthly fees to be paid to the Company along with increases or reductions in the amounts under certain circumstances as described in the agreement.

NOTE 2. OPERATING LEASE COMMITMENTS

     The Company has entered into several noncancellable operating lease agreements for the use of certain office facilities and equipment.

     Future minimum lease payments under noncancellable operating leases are as follows:

  YEAR ENDING DECEMBER 31,
  -------------------------
            1997                  $ 44,953
            1998                    70,403
            1999                    75,814
            2000                    32,210
                                  --------
                                  $223,380
                                  ========

     For the year ended December 31, 1996 lease expense totalled approximately $15,500. For the six months ended June 30, 1996 and 1997 lease expense totalled approximately $7,200 and $19,600, respectively.

NOTE 3. EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) plan for all employees who have completed six months of service and are at least 21 years of age. The plan provides for discretionary employer contributions. No employer contributions have been made to the plan.

NOTE 4. LINE OF CREDIT

     In July 1997 the Company obtained a line of credit with a bank which allows for maximum borrowing of $750,000. Borrowings under the line of credit accrue interest at the bank's prime rate plus .5 percent (9 percent as of June 30, 1997). Borrowings are secured by substantially all accounts receivables and are guaranteed by the shareholder. The agreement contains certain restrictive financial covenants, including minimum levels of tangible net worth and cash flow coverage.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Prospectus Summary..........................     3
Risk Factors................................     6
The Company.................................    11
Use of Proceeds.............................    11
Price Range of Common Stock.................    12
Dividend Policy.............................    12
Capitalization..............................    13
Unaudited Pro Forma Condensed Consolidated
  Financial Data............................    14
Unaudited Pro Forma Condensed Consolidated
  Statement of Income for the year ended
  December 29, 1996.........................    16
Unaudited Pro Forma Condensed Consolidated
  Statement of Income for the twenty-six
  weeks ended June 29, 1997.................    16
Unaudited Pro Forma Condensed Consolidated
  Balance Sheet as of June 29, 1997.........    15
Notes to Unaudited Pro Forma Condensed
  Consolidated Financial Statements.........    17
Selected Consolidated Financial and
  Operating Data............................    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................    21
Business....................................    27
Management..................................    35
Principal and Selling Shareholders..........    39
Underwriting................................    40
Legal Matters...............................    41
Experts.....................................    42
Available Information.......................    42
Incorporation of Certain Information by
  Reference.................................    42
Index to Financial Statements...............   F-1

======================================================
======================================================

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                                         , 1997
                          ---------------------------
                                LEHMAN BROTHERS

                            GEORGE K. BAUM & COMPANY

                            PAINEWEBBER INCORPORATED

                       PRUDENTIAL SECURITIES INCORPORATED

                                UNTERBERG HARRIS

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth expenses in connection with the issuance and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All of the expenses listed below will be borne by the Company. All of the amounts shown are estimates, except the SEC registration fees, the Nasdaq Stock Market filing fee and the NASD filing fee.

                                                                                 AMOUNT
                                                                                --------
    SEC registration fees.....................................................  $ 25,265
    Nasdaq Stock Market filing fee............................................    17,500
    NASD filing fee...........................................................     8,838
    Accounting fees and expenses..............................................   175,000
    Legal fees and expenses...................................................   100,000
    Blue sky fees and expenses................................................    15,000
    Printing expenses.........................................................   120,000
    Transfer agent and custodian fees and expenses............................     2,500
    Miscellaneous expenses....................................................    35,897
                                                                                --------
              Total...........................................................  $500,000
                                                                                ========

---------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 16-10a-902 ("Section 902") of the Utah Revised Business Corporation Act (the "Revised Act") provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnifiable Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful; provided however, that, pursuant to Subsection 902(4), (i) indemnification under
Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his official capacity, in which Proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     Section 16-10a-903 ("Section 903") of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he was a Party because he is or was an Indemnifiable Director of the corporation, against reasonable expenses (including attorneys' fees) incurred by him in connection with the Proceeding or claim with respect to which he has been successful.

     In addition to the indemnification provided by Sections 902 and 903,
Section 16-10a-905 ("Section 905") of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, an Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. On receipt of an application and after giving any notice the court considers necessary, (i) the court may order mandatory indemnification under Section 903, in which case the court shall also order the corporation to pay the director's reasonable expenses to obtain court-ordered indemnification, or (ii) upon the court's determination that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances and regardless of whether the director met the applicable standard of conduct set forth in Section 902 or was adjudged liable as described in Subsection 902(4), the court may order indemnification as the court determines to be proper, except that indemnification with respect to certain Proceedings resulting in a director being found liable as described in Subsection 902(4) is limited to reasonable expenses (including attorneys' fees) incurred by the director.

     Section 16-10a-904 ("Section 904") of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding if (i) the director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 902, (ii) the director furnishes to the corporation a written undertaking, executed personally or in his behalf, to repay the advance if it is ultimately determined that he did not meet the required standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification.

     Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court ordered indemnification under Section 905, in each case to the same extent as an Indemnifiable Director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as an Indemnifiable Director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not an Indemnifiable Director to a greater extent than the right of indemnification granted to Indemnifiable Directors, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

     The Company's Amended and Restated Bylaws provide that the Company may, to the maximum extent and in the manner permitted by the Revised Act, indemnify an individual made party to a proceeding because he is or was a director, against liability incurred in the proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the Company's best interest, and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Amended and Restated Bylaws further provide that the Company shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the Company, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful. The Company's Amended and Restated Bylaws also provide that the indemnification and advancement of expenses authorized thereunder is intended to permit the Company to indemnify to the fullest extent permitted by Utah law any and all persons whom it shall have the power to indemnify under Utah law. Reference is made to Article 9 of the Amended and Restated Bylaws of the Company which provide for the indemnification of officers and directors of the Company.

     The Company's Amended and Restated Articles of Incorporation provide that the personal liability of any director of the Company to the Company or its shareholders, for monetary damages for any action taken or any failure to take any action as a director is eliminated to the fullest extent permitted by the Revised Act. The extent to which the Revised Act permits director liability to be eliminated is governed by Section 16-10a-841 of the Revised Act, which provides that the liability of a director may not be eliminated or limited for
(i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) a violation of Section 16-10a-842 of the Revised

Act which prohibits unlawful distributions by a corporation to its shareholders; or (iv) an intentional violation of criminal law.

     Reference is also made to the Underwriting Agreement filed herewith pursuant to which the Underwriters have agreed to indemnify the Company and its officers and directors against certain liabilities, including liabilities under the Securities Act.

     Indemnification may be granted pursuant to any other agreement, bylaw, or vote of shareholders or directors. In addition to the foregoing, the Company maintains insurance from commercial carriers against certain liabilities which may be incurred by its directors and officers. The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of the Company.

ITEM 16. EXHIBITS

     (a) EXHIBITS TO THE REGISTRATION STATEMENT.

     The following exhibits required by Item 601 of Regulation S-K have been included herewith unless otherwise indicated.

    REGULATION
        S-K
    EXHIBIT NO.                                     DESCRIPTION
    -----------     ----------------------------------------------------------------------------
         1          Form of Underwriting Agreement.
         3.1        Amended and Restated Articles of Incorporation of the Company.(1)
         3.2        Amended and Restated Bylaws of the Company.(1)
         4.1        Amended and Restated Articles of Incorporation of the Company(1).
         4.2        Amended and Restated Bylaws of the Company.(1)
         4.3        Specimen Certificate.(1)
         5          Legal Opinion of Kimball, Parr, Waddoups, Brown & Gee, counsel to the
                    Company, as to the legality of the securities offered.
        23.1        Consent of Kimball, Parr, Waddoups, Brown & Gee (included in their legal opinion filed as Exhibit 5 to this Registration Statement).
        23.2        Consent of Arthur Andersen LLP, independent public accountants.
        24          Power of Attorney (included on signature page of this Registration
                    Statement).

---------------

(1) Incorporated by reference to the exhibits to a Registration Statement on Form S-1 filed by the Company on May 17, 1995, Registration No. 33-92268.

     (b) FINANCIAL STATEMENT SCHEDULES. -- Not applicable.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto included in or incorporated by reference in this Registration Statement.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes:

          (1) That, for the purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
     Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (4) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on September 19th, 1997.

                                          SOS STAFFING SERVICES, INC.

                                          By:   /s/ HOWARD W. SCOTT, JR.
                                            ------------------------------------
                                            Howard W. Scott, Jr., Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Howard W. Scott, Jr. and Gary B. Crook, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his of her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

                  SIGNATURE                               TITLE                      DATE
---------------------------------------------   --------------------------   --------------------

           /s/ RICHARD D. REINHOLD                Chairman of the Board        September 19, 1997
---------------------------------------------
             Richard D. Reinhold

          /s/ HOWARD W. SCOTT, JR.               Chief Executive Officer       September 19, 1997
---------------------------------------------    and Director (principal
            Howard W. Scott, Jr.                    executive officer)
             /s/ JOANN W. WAGNER                Vice Chairman of the Board     September 19, 1997
---------------------------------------------       and Executive Vice
               JoAnn W. Wagner                    President of Corporate
                                                       Development

            /s/ PETER R. SOLLENNE                  President and Chief         September 19, 1997
---------------------------------------------       Operating Officer
              Peter R. Sollenne

            /s/ RICHARD J. TRIPP                 Senior Vice President of      September 19, 1997
---------------------------------------------       Administration and
              Richard J. Tripp                           Director

              /s/ GARY B. CROOK                   Vice President, Chief        September 19, 1997
---------------------------------------------     Financial Officer and
                Gary B. Crook                      Treasurer (principal
                                                 accounting and financial
                                                         officer)

            /s/ STANLEY R. DEWAAL                        Director              September 19, 1997
---------------------------------------------
              Stanley R. deWaal

            /s/ R. THAYNE ROBSON                         Director              September 19, 1997
---------------------------------------------
              R. Thayne Robson

            /s/ RANDOLPH K. ROLF                         Director              September 19, 1997
---------------------------------------------
              Randolph K. Rolf

                                 EXHIBIT INDEX

    REGULATION
        S-K
    EXHIBIT NO.                                DESCRIPTION                               PAGE NO.
    -----------     -----------------------------------------------------------------    --------
         1          Form of Underwriting Agreement...................................
         3.1        Amended and Restated Articles of Incorporation of the
                    Company(1).......................................................
         3.2        Amended and Restated Bylaws of the Company(1)....................
         4.1        Amended and Restated Articles of Incorporation of the
                    Company(1).......................................................
         4.2        Amended and Restated Bylaws of the Company(1)....................
         4.3        Specimen Certificate(1)..........................................
         5          Legal Opinion of Kimball, Parr, Waddoups, Brown & Gee, counsel to the Company, as to the legality of the securities offered........
        23.1        Consent of Kimball, Parr, Waddoups, Brown & Gee (included in their legal opinion filed as Exhibit 5 to this Registration
                    Statement).......................................................
        23.2        Consent of Arthur Andersen LLP, independent public accountants...
        24          Power of Attorney (included on signature page of this
                    Registration Statement)..........................................

---------------

(1) Incorporated by reference to the exhibits to a Registration Statement on Form S-1 filed by the Company on May 17, 1995, Registration No. 33-92268.